Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

QUALITY CARE PROPERTIES, INC.,

QCP AL REIT, LLC,

QCP SNF WEST REIT, LLC,

QCP SNF CENTRAL REIT, LLC,

QCP SNF EAST REIT, LLC,

QCP HOLDCO REIT, LLC,

QCP TRS, LLC,

WELLTOWER INC.

AND

POTOMAC ACQUISITION LLC

APRIL 25, 2018

INDEX OF DEFINED TERMS

			Page

Acceptable Confidentiality Agreement	48	Company Subreits	1
Acquisition Proposal	52	Company Title Insurance Policy	34
Action	29	Confidentiality Agreement	4
Additional Per Share Consideration	16	Confirmation Order	4
Affiliate	3	Contract	4
Agreement	1	Controlled Group Liability	5
AL Subreit	1	Current Employee	55
Alternative Plan Sponsor Agreement	2	Damages	5
Articles of Merger	13	Debt Financing	39
Balance Sheet Date	26	Debt Offer	63
Bankruptcy Case	2	Debt Offer Documents	63
Bankruptcy Court	2	Debt Offers	63
Book-Entry Share	16	Delaware Secretary	12
Business Day	3	Disbursing Agent	17
Central Subreit	1	DLLCA	11
Certificate	16	East Subreit	1
Closing	14	Effective Time	14
Closing Date	14	End Date	66
Code	3	Environment	33
Company	1	Environmental Law	33
Company Articles	22	Environmental Permits	32
Company Benefit Plan	3	ERISA	5
Company Bylaws	22	ERISA Affiliate	5
Company Credit Facilities	3	Exchange Act	5
Company Disclosure Letter	21	Exchange Fund	17
Company Employees	3	Excluded Party	52
Company Equity Awards	3	Excluded Shares	16
Company Facility	4	Existing Programs	56
Company Insurance Policies	36	Existing Senior Notes Indenture	5
Company Intellectual Property	33	Financing Commitment Letter	39
Company Merger	1	Financing Fee Letter	39
Company Options	4	Financing Source Parties	5
Company Preferred Consideration	16	GAAP	5
Company Proxy Statement	4	Go-Shop Period End Time	48
Company Real Property	4	Governmental Authority	5
Company Restricted Stock Awards	4	Hazardous Materials	33
Company RSU Awards	4	HoldCo REIT	1
Company SEC Reports	25	HoldCo REIT Certificate of Merger	12
Company Securities	24	HoldCo REIT Common Share	6
Company Stock Plans	4	HoldCo REIT Merger	1
Company Stockholder Meeting	46	HoldCo REIT Merger Effective Time	12
Company Subreit Common Share	4	HoldCo REIT Preferred Interest	6
Company Subreit Preferred Interest	4	Indebtedness	6

v

Indemnified Parties	53	Recommendation Withdrawal	50
Initial REIT Year	30	REIT	30
Intervening Event	53	REIT Requirements	9
Knowledge of the Company	6	Representative	9
Law	6	Requisite Merger Filings	13
Liens	6	Requisite Stockholder Vote	22
Manager	6	Restraint	64
Material Adverse Effect on Parent	37	Reverse Termination Fee	9
Material Adverse Effect on the Company	7	Reverse Termination Fee Tax Letter	9
Maximum Reverse Termination Fee	9	Sarbanes-Oxley Act	25
Maximum Termination Fee	7	SDAT	13
MD Courts	73	SEC	9
Merger Consideration	16	Securities Act	9
Merger Shares	16	Senior Notes	9
Merger Sub	1	Service-Based Company Option	19
Mergers	1	Shares	1
MGCL	13	Solvent	10
Microbial Matter	33	Specified Contract	36
Multiemployer Plan	8	Subreit Certificate of Merger	11
Occupational Safety and Health Law	32	Subreit Merger	1
Order	8	Subreit Merger Effective Time	12
Original Plan	2	Subsidiary	10
Original Plan Sponsor Agreement	1	Subsidiary Preferred Consideration	17
Owned Real Property	34	Subsidiary Preferred Interests	10
Parent	1	Substitute Financing	59
Parent Plan	56	Superior Offer	53
Partner	8	Surviving Entity	1
Payoff Letter	62	Tax	10
Performance-Based Company Option	19	Tax Matters Agreement	10
Permits	8	Tax Return	10
Permitted Liens	8	Termination Fee	10
Person	8	Termination Fee Tax Letter	10
Plan	2	TRS	30
Plan Acquisition	8	TRS Certificate of Merger	13
Plan Closing	9	TRS LLC	1
Plan Transactions	9	TRS Merger	1
Preferred Stock	23	TRS Merger Effective Time	13
QRS	30	Violation	23
Qualifying Income	9	West Subreit	1
Real Property Leases	34	Willful Breach	11
Recommendation	46

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 25th day of April, 2018 by and among Quality Care Properties, Inc., a Maryland corporation (the “Company”), QCP AL REIT, LLC, a Delaware limited liability company and a subsidiary of the Company (“AL Subreit”), QCP SNF West REIT, LLC, a Delaware limited liability company and a subsidiary of the Company (“West Subreit”), QCP SNF Central REIT, LLC, a Delaware limited liability company and a subsidiary of the Company (“Central Subreit”), QCP SNF East, LLC, a Delaware limited liability company and a subsidiary of the Company (“East Subreit”), QCP HoldCo REIT, LLC, a Delaware limited liability company and a subsidiary of the Company (“HoldCo REIT” and together with AL Subreit, West Subreit, Central Subreit and East Subreit, the “Company Subreits”), QCP TRS, LLC, a Delaware limited liability company and a subsidiary of the Company (“TRS LLC”), Welltower Inc., a Delaware corporation (“Parent”), and Potomac Acquisition LLC, a Delaware limited liability company and a direct or indirect subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the parties intend that (a) each of the Company Subreits shall be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned direct or indirect subsidiary of Parent (the “Subreit Merger”), (b) immediately following the Subreit Merger, Holdco REIT shall be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned direct or indirect subsidiary of Parent (the “HoldCo REIT Merger “), (c) immediately following the HoldCo REIT Merger, TRS LLC shall be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned direct or indirect subsidiary of Parent (the “TRS Merger “) and (d) immediately following the TRS Merger, the Company shall be merged with and into Merger Sub (the “Company Merger” and together with the Subreit Merger, the HoldCo REIT Merger, and the TRS Merger, the “Mergers”), with Merger Sub surviving as a wholly owned direct or indirect subsidiary of Parent (the “Surviving Entity”);

WHEREAS, pursuant to the Company Merger each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Shares”), other than the Excluded Shares, shall be converted into the right to receive the Merger Consideration, subject to the terms and conditions hereof;

WHEREAS, on March 2, 2018, the Manager, the Company, HCP Mezzanine Lender, LP, and certain other parties signatory thereto as lessors entered into a Plan Sponsor Agreement in respect of a proposed treatment of the claims of creditors of Manager set forth therein (the “Original Plan Sponsor Agreement”);

WHEREAS, on March 4, 2018, Manager filed a voluntary petition for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, Manager’s chapter 11 case is currently pending before the Bankruptcy Court under case number 18-10467 (KG) (the “Bankruptcy Case”);

WHEREAS, on March 4, 2018, in accordance with the terms of the Original Plan Sponsor Agreement, Manager filed in the Bankruptcy Case a prepackaged plan of reorganization in respect of Manager;

WHEREAS, on April 13, 2018, the Bankruptcy Court entered an order confirming such prepackaged plan of reorganization, as amended on or prior to the date thereof (such prepackaged plan of reorganization, as confirmed, the “Original Plan”);

WHEREAS, on the date hereof, the parties to the Original Plan Sponsor Agreement and Partner entered into an Alternative Plan Sponsor Agreement, providing, among other things, for Partner to assume the rights and obligations of “Purchaser” under the Original Plan Sponsor Agreement (the “Alternative Plan Sponsor Agreement”);

WHEREAS, pursuant to the terms of the Alternative Plan Sponsor Agreement, the parties thereto shall seek entry of an order by the Bankruptcy Court confirming a plan of reorganization of Manager as amended in accordance with the terms of the Alternative Plan Sponsor Agreement (such amended plan of reorganization, the “Plan”);

WHEREAS, it is a condition to the Plan Closing that the Bankruptcy Court shall have entered the Confirmation Order with respect to the Plan;

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement, the Plan and the Alternative Plan Sponsor Agreement and the transactions contemplated hereby and thereby, including the Mergers, are in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Plan, the Alternative Plan Sponsor Agreement and the transactions contemplated hereby and thereby, including the Mergers and (iii) resolved to recommend that stockholders of the Company approve the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.  For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day other than the days on which banks in New York, New York are required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each compensation or benefit plan, program, policy, practice, agreement or arrangement (other than any Multiemployer Plan), including all stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement, supplemental retirement, vacation, severance, life, disability, dependent care, death benefit, employment, consulting, change-in-control, transaction bonus, fringe benefit, bonus, incentive, pension, profit sharing, medical, and deferred compensation plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA and whether written or oral, which is sponsored, maintained or contributed to by the Company or any of its Subsidiaries.

“Company Credit Facilities” means the First Lien Credit and Guaranty Agreement, dated as of October 31, 2016, among West Subreit, Central Subreit, East Subreit, AL Subreit, HoldCo REIT, the Company, the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Company Employees” means any employee or officer of the Company or any of its Subsidiaries.

“Company Equity Awards” means Company Options, Company Restricted Stock Awards and Company RSU Awards.

“Company Facility” means any post-acute/skilled nursing facility, memory care/assisted living facility, home health facility, hospice facility or other senior living or health care facility owned, leased, subleased, managed or operated by the Company or any of its Subsidiaries.

“Company Options” means options to acquire Shares from the Company granted under the Company Stock Plans.

“Company Proxy Statement” means the proxy statement, together with any amendments or supplements thereto and any other related proxy materials, relating to the approval of the Merger and the other transactions contemplated by this Agreement by the Company’s stockholders prepared in accordance with Law.

“Company Real Property” means the Owned Real Property and the real property leased by the Company or any of its Subsidiaries pursuant to the Real Property Leases.

“Company Restricted Stock Awards” means awards in respect of Shares subject to vesting, repurchase or other lapse restriction granted under the Company Stock Plans.

“Company RSU Awards” means restricted stock unit or deferred stock unit awards in respect of Shares granted under the Company Stock Plans.

“Company Subreit Common Share” means a “Common Share” as such term is defined in the respective amended and restated limited liability company agreements of the Company Subreits, other than HoldCo REIT, each dated as of October 14, 2016.

“Company Subreit Preferred Interest” means the 12.5% Series A Redeemable Cumulative Preferred Shares of each of the Company Subreits, other than HoldCo REIT.

“Company Stock Plans” means the Quality Care Properties, Inc. 2016 Performance Incentive Plan and any other plan, program, policy, agreement or other arrangement under which Company Equity Awards are outstanding or may be granted, in each case, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated April 13, 2018, as amended and supplemented from time to time, between the Company and Parent.

“Confirmation Order” has the meaning set forth in the Alternative Plan Sponsor Agreement.

“Contract” means any agreement, contract, obligation, promise, understanding or undertaking that is legally binding.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Damages” means any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Senior Notes Indenture” means the Indenture, dated as of October 17, 2016, among AL Subreit, West Subreit, Central Subreit, East Subreit, the guarantors party thereto and Wilmington Trust, National Association, as trustee, as amended, restated, supplemented or otherwise modified from time to time, in respect of the Senior Notes.

“Financing Source Parties” means any Person that has committed to provide or arrange or otherwise entered into agreements in connection with providing the Debt Financing or any portion thereof or other financings in connection with the transactions contemplated hereby, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, in each case, together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Person and/or their respective Affiliates, successors and assigns, in each case solely in their respective capacities as such; provided that Parent, Merger Sub, Partner or any of their respective Subsidiaries or Affiliates shall not be Financing Source Parties hereunder.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any U.S. or foreign government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of the United States or any foreign nation or any government or political subdivision thereof, in each case, whether national, federal, tribal, provincial, state, regional, local or municipal.

“HoldCo REIT Common Share” means a “Common Share” of HoldCo REIT as such term is defined in the amended and restated limited liability company agreement of HoldCo REIT, dated as of October 14, 2016.

“HoldCo REIT Preferred Interest” means the 12.5% Series A Redeemable Cumulative Preferred Shares of HoldCo REIT.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (in each case, other than trade accounts payable in the ordinary course of business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP, consistently applied; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, only to the extent drawn; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of such Person under checks or other negotiable instruments issued by such Person in excess of cash (and cash equivalents) available to such Person to honor such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the chief executive officer, the chief financial officer, the chief investment officer and the general counsel of the Company.

“Law” means applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, rules and bylaws, in each case, of a Governmental Authority.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, option, security interest, deed of trust, deed to secure Indebtedness, right of first refusal, right of first offer, encumbrance, right of way, easement, encroachment, conditional sale, title retention agreement, defect in title or restriction of any kind in respect of such asset.

“Manager” means HCR ManorCare, Inc., a Delaware corporation.

“Material Adverse Effect on the Company” means a change, event or development that has or would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or continuing results of operations of the Company, the Manager and their respective Subsidiaries, taken as a whole; provided, however, that no change, event or development resulting from any of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company: (A) changes, events or developments in or affecting general economic or regulatory conditions, or in the securities, credit or financial markets (including interest rates and exchange rates); (B) changes, events or developments resulting from any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism; (C) changes, events, developments generally affecting the industries in which the Company or its Subsidiaries operates; (D) changes or developments in Law or GAAP, or the interpretation thereof, or changes or developments in regulatory, legislative or other political conditions or developments; (E) the execution or announcement of, or compliance with, this Agreement and the Alternative Plan Sponsor Agreement (other than compliance with the first sentence of Section 6.1) or the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company with suppliers, residents, lenders or landlords, and including any Action with respect to the Mergers or the transactions contemplated by the Alternative Plan Sponsor Agreement (provided that this clause (E) shall not apply to the representations and warranties contained in Section 4.4); (F) any action taken at the request of Parent and any failure to take an action that is prohibited by this Agreement and with respect to which Parent has not granted a written waiver within two (2) Business Days after a written request from the Company; (G) any noncompliance with any financial covenants in any Contract relating to Indebtedness or any cross-default in connection therewith; (H) changes in the share price or trading volume of the Shares or in the Company’s credit rating (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company so long as it is not otherwise excluded by this definition); or (I) the failure of the Company to meet any internal or external projections or forecasts or estimates of revenues, earnings or other metrics for any period (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company so long as it is not otherwise excluded by this definition and, provided, further, that this clause (I) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any projections or forecasts or estimates of revenues, earnings or other metrics for any period); except, in each case with respect to clauses (A)-(D) of this definition, to the extent adversely and disproportionately affecting the Company, the Manager and their respective Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company, the Manager and their respective Subsidiaries operate.

“Maximum Termination Fee” means (i) $19,800,000 if the Termination Fee becomes payable (x) pursuant to Section 9.2(a) in connection with a Superior Offer from an Excluded Party or (y) pursuant to Section 9.2(b)(i) and the applicable Recommendation Withdrawal is in connection with an Acquisition Proposal made by an Excluded Party, and (ii) $59,500,000 if the Termination Fee becomes payable in any other circumstance.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority.

“Partner” means ProMedica Health System, Inc., together with its Subsidiaries and Affiliates.

“Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to or necessary for the ownership of the material assets, operation of Company Facilities or conduct of the business of the Company and its Subsidiaries.

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet past due or that are being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP; (ii) mechanics’, vendors’, carriers’, warehousemen’s, workmen’s, repairmen’s, materialmen’s or construction Liens and other similar Liens imposed by Law or arising in the ordinary course of business; (iii) any Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate Action; (iv) the Real Property Leases and any other leases, subleases and licenses; (v) any Liens arising under conditional sales contracts and equipment leases with third parties; (vi) Liens imposed by Law; (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (ix) any easements, encumbrances, covenants, rights of way (unrecorded and of record) and other similar restrictions of record, any Laws affecting improvements, use or occupancy or reservations of an interest in title, and any zoning, building and other similar restrictions, in each case that do not materially and adversely affect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (x) Liens the existence of which are disclosed in the consolidated financial statements of the Company and notes thereto included in any Company SEC Report filed or furnished on or after January 1, 2017 and prior to the date of this Agreement; (xi) Liens and property restrictions that are disclosed on existing title reports, existing surveys or Company Title Insurance Policies (in each case, to the extent the same have been made available to Parent or that Parent otherwise had access to); and (xii) Liens for Indebtedness relating to the Company Real Property subject thereto or affected thereby.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture, group or any other entity or organization, including any Governmental Authority.

“Plan Acquisition” has the meaning set forth in the Alternative Plan Sponsor Agreement.

“Plan Closing” has the meaning ascribed to the term “Closing” in the Alternative Plan Sponsor Agreement.

“Plan Transactions” means the transactions contemplated by the Alternative Plan Sponsor Agreement, including the Plan Acquisition.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor and financing sources (in the case of Parent), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

“Reverse Termination Fee” means an amount equal to the lesser of (or, for the avoidance of doubt, in the event that the amount described in clause (i) is equal to the amount described in clause (ii), an amount equal to the Maximum Reverse Termination Fee) (i) two hundred and fifty million dollars ($250,000,000) (the “Maximum Reverse Termination Fee”) and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) and 856(c)(3) of the Code (“Qualifying Income”), as determined by independent accountants to the Company, and (B) in the event that the Company receives a letter from outside counsel (the “Reverse Termination Fee Tax Letter”) indicating (1) that the Company’s receipt of the Maximum Reverse Termination Fee would either (x) constitute Qualifying Income or (y) would be excluded from gross income within the meaning of the REIT Requirements or (2) that the Company is reasonably expected not to be organized or operated in conformity for qualification and taxation as a REIT for the taxable year in which any such amount is to be received, the Maximum Reverse Termination Fee less the amount payable under clause (A) above.  In the event that the Company notifies Parent that it is not able to receive the Maximum Reverse Termination Fee, and the Company is entitled to the Reverse Termination Fee pursuant to the terms of this Agreement, then Parent shall place the unpaid amount in escrow and the escrow agent shall not release any portion thereof to the Company unless and until the Company notifies the escrow agent that it has received any one or a combination of the following: (I) a letter from the Company’s independent accountants indicating the maximum amount that can be paid at that time to the Company without causing the Company to fail to meet the REIT Requirements, in which event the escrow agent shall pay to the Company the lesser of the unpaid Maximum Reverse Termination Fee and the maximum amount stated in such letter or (II) a Reverse Termination Fee Tax Letter, in which event the escrow agent shall pay to the Company the unpaid Maximum Reverse Termination Fee.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Notes” means the 8.125% Senior Secured Second Lien Notes due 2023, issued pursuant to the Existing Senior Notes Indenture.

“Solvent” means that, as of any date of determination and with respect to any Person: (a) the fair value of the assets of such Person (on a consolidated basis with its Subsidiaries), at a fair valuation, exceeds the debts and other liabilities, direct, subordinated, contingent or otherwise, of such Person (on a consolidated basis with its Subsidiaries), (b) the present fair saleable value of the property of such Person (on a consolidated basis with its Subsidiaries) exceeds the amount that will be required to pay the probable liability of such Person (on a consolidated basis with its Subsidiaries) in respect of its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; (c) Parent (on a consolidated basis with its subsidiaries) will be able to pay its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (d) the capital of such Person (on a consolidated basis with its Subsidiaries) is not unreasonably small in relation to the business in which such Person (on a consolidated basis with its Subsidiaries) is engaged on such date of determination; and (e) such Person (on a consolidated basis with its Subsidiaries) does not have or intend to incur debts beyond its ability to pay such debts as they mature.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power, or which separately has the power, to elect or designate a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

“Subsidiary Preferred Interests” means the Subsidiary REIT Preferred Interests and the HoldCo REIT Preferred Interests.

“Tax” means any and all U.S. federal, state, local, or non-U.S. taxes, assessments, levies, imposts and other similar governmental charges, whether imposed directly or through withholding or deductions, together with any interest, penalties or additions imposed with respect thereto.

“Tax Matters Agreement” means the Tax Matters Agreement dated as of October 31, 2016, by and between HCP, Inc., a Maryland corporation, and the Company.

“Tax Return” means any return, declaration, report, statement, certificate, information statement, claim for refund or other document filed with or supplied to or required to be filed with or supplied to a Governmental Authority with respect to Taxes, including any schedules, attachments, supplements or amendments to any of the foregoing.

“Termination Fee” means an amount equal to the lesser of (or, for the avoidance of doubt, in the event that the amount described in clause (i) is equal to the amount described in clause (ii), an amount equal to the Maximum Termination Fee) (i) the Maximum Termination Fee and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing it to fail to meet the REIT Requirements determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to Parent, and (B) in the event that Parent receives a letter from outside counsel (the “Termination Fee Tax Letter”) indicating that Parent’s receipt of the Maximum Termination Fee would either (x) constitute Qualifying Income or (y) would be excluded from gross income within the meaning of the REIT Requirements, the Maximum Termination Fee less the amount payable under clause (A) above.  In the event that Parent notifies the Company that it is not able to receive the Maximum Termination Fee, and the Parent is entitled to the Termination Fee pursuant to the terms of this Agreement, then the Company shall place the unpaid amount in escrow and the escrow agent shall not release any portion thereof to Parent unless and until Parent notifies the escrow agent that it has received any one or a combination of the following: (I) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements, in which event the escrow agent shall pay to Parent the lesser of the unpaid Maximum Termination Fee and the maximum amount stated in such letter or (II) a Termination Fee Tax Letter, in which event the escrow agent shall pay to the Company the unpaid Maximum Termination Fee.

“Willful Breach” means a material breach, or failure to perform, that is the consequence of an act or omission by a party or a Representative or a Subsidiary of a party, in each case with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2                                    Terms Generally.  The definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” unless the context expressly provides otherwise.  All references herein to Sections, paragraphs, subparagraphs, clauses, Annexes or Exhibits shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Annexes or Exhibits to, this Agreement, unless the context expressly provides otherwise.  Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Annex hereto, including the Company Disclosure Letter.  Unless otherwise specified, the words “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Exhibits and Annexes) and not to any particular provision of this Agreement.

ARTICLE II

THE MERGERS

Section 2.1                                    The Subreit Merger.  (a)  At the Subreit Merger Effective Time, in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), and upon the terms and subject to the conditions set forth in this Agreement, each of AL Subreit, West Subreit, Central Subreit and East Subreit shall merge with and into Merger Sub, with Merger Sub surviving the Subreit Merger as a wholly owned direct or indirect subsidiary of Parent.

(b)                                 On the Closing Date and concurrently with the filing of the HoldCo REIT Certificate of Merger, the TRS Certificate of Merger, the Certificate of Merger and the Articles of Merger, AL Subreit, West Subreit, Central Subreit, East Subreit and Merger Sub shall file a certificate of merger (the “Subreit Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA, with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and make any other filings, recordings or publications required to be made by the Subreits and Merger Sub under the DLLCA in connection with the Subreit Merger.  The Subreit Merger shall become effective at such time on the Closing Date after the Subreit Certificate of Merger is accepted for record by the Delaware Secretary as shall be specified in the Subreit Certificate of Merger and the parties hereby agree to specify 6:00 p.m. New York City time on the Closing Date as the effective time in the Subreit Certificate of Merger (the date and time the Subreit Merger becomes effective, being the “Subreit Merger Effective Time”).

(c)                                  The Subreit Merger shall generally have the effects set forth in the applicable provisions of the DLLCA and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the Subreit Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of each of the Subreits shall vest in Merger Sub (as the surviving entity), and all debts, liabilities, obligations, restrictions and duties of each of the Subreits shall become the debts, liabilities, obligations, restrictions and duties of Merger Sub (as the surviving entity).

Section 2.2                                    The HoldCo REIT Merger.  (a)  At the HoldCo REIT Merger Effective Time, in accordance with the DLLCA, and upon the terms and subject to the conditions set forth in this Agreement, HoldCo REIT shall merge with and into Merger Sub, with Merger Sub surviving the HoldCo REIT Merger as a wholly owned direct or indirect subsidiary of Parent.

(b)                                 On the Closing Date and concurrently with the filing of the Subreit Certificate of Merger, the TRS Certificate of Merger, the Certificate of Merger and the Articles of Merger, HoldCo REIT and Merger Sub shall file the certificate of merger for the Holdco REIT Merger (the “HoldCo REIT Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA, with the Delaware Secretary and make any other filings, recordings or publications required to be made by HoldCo REIT and Merger Sub under the DLLCA in connection with the HoldCo REIT Merger.  The HoldCo REIT Merger shall become effective at such time after the HoldCo REIT Certificate of Merger is accepted for record by the Delaware Secretary as shall be specified in the HoldCo

REIT Certificate of Merger and the parties hereby agree to specify 6:01 p.m. New York City time on the Closing Date as the effective time in the HoldCo REIT Certificate of Merger (the date and time the HoldCo REIT Merger becomes effective being the “HoldCo REIT Merger Effective Time”).

(c)                                  The HoldCo REIT Merger shall generally have the effects set forth in the applicable provisions of the DLLCA and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the HoldCo REIT Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of HoldCo REIT shall vest in Merger Sub (as the surviving entity), and all debts, liabilities, obligations, restrictions and duties of HoldCo REIT shall become the debts, liabilities, obligations, restrictions and duties of Merger Sub (as the surviving entity).

Section 2.3                                    The TRS Merger.  (a)  At the TRS Merger Effective Time, in accordance with the DLLCA, and upon the terms and subject to the conditions set forth in this Agreement, TRS LLC shall merge with and into Merger Sub, with Merger Sub surviving the TRS Merger as a wholly owned direct or indirect subsidiary of Parent.

(b)                                 On the Closing Date and concurrently with the filing of the Subreit Certificate of Merger, the HoldCo REIT Certificate of Merger, the Certificate of Merger and the Articles of Merger, TRS LLC and Merger Sub shall file the certificate of merger for the TRS Merger (the “TRS Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA, with the Delaware Secretary and make any other filings, recordings or publications required to be made by TRS LLC and Merger Sub under the DLLCA in connection with the TRS Merger.  The TRS Merger shall become effective at such time after the TRS Certificate of Merger is accepted for record by the Delaware Secretary as shall be specified in the TRS Certificate of Merger and the parties hereby agree to specify 6:02 p.m. New York City time on the Closing Date as the effective time in the TRS Certificate of Merger (the date and time the TRS Merger becomes effective being the “TRS Merger Effective Time”).

(c)                                  The TRS Merger shall generally have the effects set forth in the applicable provisions of the DLLCA and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the TRS Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of TRS LLC shall vest in Merger Sub (as the surviving entity), and all debts, liabilities, obligations, restrictions and duties of TRS LLC shall become the debts, liabilities, obligations, restrictions and duties of Merger Sub (as the surviving entity).

Section 2.4                                    The Company Merger.  (a)  At the Effective Time, in accordance with the DLLCA and the Maryland General Corporation Law (the “MGCL”), and upon the terms and subject to the conditions set forth in this Agreement, the Company shall merge with and into Merger Sub, with Merger Sub surviving such Company Merger as a wholly owned direct or indirect subsidiary of Parent.

(b)                                 On the Closing Date and concurrently with the filing of the Subreit Certificate of Merger, the HoldCo REIT Certificate of Merger and the TRS Certificate of Merger, the

Company and Merger Sub shall (i) file the articles of merger for the Company Merger (the “Articles of Merger”, executed in accordance with, and containing such information as is required by, the relevant provisions of the MGCL with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and make any other filings, recordings or publications required to be made by the Company and Merger Sub under the MGCL in connection with the Company Merger and (ii) file a certificate of merger for the Merger (“Certificate of Merger” and together with the Subreit Certificate of Merger, the HoldCo Certificate of Merger, the TRS Certificate of Merger and the Articles of Merger, the “Requisite Merger Filings”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA with the Delaware Secretary and make any other filings, recordings or publications required to be made by such parties under the DLLCA in connection with the Company Merger.  The Company Merger shall become effective at such time after the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is accepted for record by the Delaware Secretary as shall be specified in the Articles of Merger and the Certificate of Merger and the parties hereby agree to specify 6:03 p.m. New York City time on the Closing Date as the effective time in the Articles of Merger and the Certificate of Merger (the date and time the Company Merger becomes effective being the “Effective Time”).

(c)                                  The Company Merger shall generally have the effects set forth in the applicable provisions of the DLLCA, MGCL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Entity.

(d)                                 The closing of the Mergers (the “Closing”) shall occur on the second (2nd) Business Day (the “Closing Date”) following the date on which (x) all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions, and other than the condition set forth in Section 8.1(c), but subject to the satisfaction or waiver of such condition) have been satisfied or waived and (y) all the conditions to the Plan Closing have been satisfied or waived (other than those conditions to the Plan Closing that by their nature are to be satisfied or waived at the Plan Closing, but subject to the satisfaction or waiver of such conditions at the Plan Closing) or on such other date and time as agreed in writing by Parent and the Company.  At 8:30 a.m. New York City time on the Closing Date, the parties shall deliver the executed Requisite Merger Filings in escrow to Wachtell, Lipton, Rosen & Katz to be automatically released and filed with the relevant Governmental Authorities immediately following the Plan Closing (it being understood that the intention of the parties is for the Plan Closing and the Mergers to occur substantially contemporaneously), which Requisite Merger Filings shall provide for (i) the Subreit Merger Effective Time to be immediately following the effectiveness of the Plan Closing, (ii) the HoldCo REIT Merger Effective Time to be immediately following the Subreit Merger Effective Time, (iii) the TRS Merger Effective Time to be immediately following the HoldCo REIT Merger Effective Time and (iv) the Effective Time to be immediately after TRS Merger Effective Time.

Section 2.5                                    Conversion and Redemption of Securities.

(a)                                 At the Subreit Merger Effective Time, in accordance with the DLLCA, pursuant to this Agreement and by virtue of the Subreit Merger and without any action on the part of the Company Subreits, HoldCo REIT, TRS LLC, the Company, Parent, Merger Sub or the holders of any securities or interests of any of the foregoing:

(i)                                     Each Company Subreit Common Share issued and outstanding immediately prior to the Subreit Merger Effective Time shall be cancelled automatically and shall cease to exist and shall be converted into the right to receive after the Effective Time an amount of consideration from Merger Sub equal to the value of such Company Subreit Common Share, which right to receive consideration will automatically terminate upon the Holdco REIT Merger and the TRS Merger, respectively.

(ii)                                  Each unit of limited liability company ownership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and not be effected by the Subreit Merger.

(iii)                               Each Company Subreit Preferred Interest issued and outstanding immediately prior to the Subreit Merger Effective Time shall be converted into the right to receive the amount in cash, without interest, payable upon such Subreit Merger Effective Time in accordance with the terms of the amended and restated limited liability company agreement of the applicable Company Subreit and certificate of designation applicable to such Company Subreit Preferred Interest.

(b)                                 At the HoldCo REIT Merger Effective Time, in accordance with the DLLCA, pursuant to this Agreement and by virtue of the HoldCo REIT Merger and without any action on the part of HoldCo REIT, TRS LLC, the Company, Parent, Merger Sub or the holders of any securities or interests of any of the foregoing:

(i)                                     Each HoldCo REIT Common Share issued and outstanding immediately prior to the HoldCo REIT Merger Effective Time shall be cancelled automatically and shall cease to exist and shall be converted into the right to receive after the Effective Time an amount of consideration from Merger Sub equal to the value of such HoldCo REIT Common Share, which right to receive consideration will automatically terminate upon the Company Merger.

(ii)                                  Each unit of limited liability company ownership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and not be effected by the HoldCo REIT Merger.

(iii)                               Each HoldCo REIT Preferred Interest issued and outstanding immediately prior to the HoldCo REIT Merger Effective Time shall be converted into the right to receive the amount in cash, without interest, payable upon such the Holdco REIT Merger Effective Time in accordance with the terms of the amended and restated limited liability company agreement of HoldCo REIT and certificate of designation of the HoldCo REIT Preferred Interests.

(c)                                  At the TRS Merger Effective Time, in accordance with the DLLCA, pursuant to this Agreement and by virtue of the TRS Merger and without any action on the part of

TRS LLC, the Company, Parent, Merger Sub or the holders of any securities or interests of any of the foregoing:

(i)                                     the limited liability company interests of TRS LLC shall be cancelled automatically and shall cease to exist and shall be converted into the right to receive after the Effective Time an amount of consideration from Merger Sub equal to the value of such limited liability company ownership interests, which right to receive consideration will automatically terminate upon the Company Merger.

(ii)                                  Each unit of limited liability company ownership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and not be effected by the TRS Merger.

(d)                                 At the Effective Time, in accordance with the MGCL, pursuant to this Agreement and by virtue of the Company Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of the Shares:

(i)                                     Each Share held by Parent, Merger Sub, the Company or any wholly owned Subsidiary of Parent, Merger Sub or the Company (in each case, other than any such Shares held on behalf of third parties) immediately prior to the Effective Time, if any, shall be cancelled and retired and shall cease to exist (such Shares to be so cancelled and retired, the “Excluded Shares”), and no payment or distribution shall be made or delivered with respect thereto.

(ii)                                  Each unit of limited liability company ownership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and not be effected by the Merger.

(iii)                               Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) automatically shall be cancelled and converted into the right to receive an amount in cash equal to the sum of $20.75 and the Additional Per Share Consideration, if any (such sum, the “Merger Consideration”), without interest, payable to the holder thereof upon surrender or transfer (as applicable) of a certificate (a “Certificate”) or a book-entry share (a “Book-Entry Share”) formerly representing such Share in the manner provided in Section 2.6.  Such Shares (including Shares into which Company Restricted Stock was converted) to be cancelled and converted into the right to receive the Merger Consideration shall sometimes be referred to herein as the “Merger Shares.”  For purposes of this Agreement, “Additional Per Share Consideration” means, an amount in cash equal to $0.006 for each day during the period commencing on, and including, the date that is four (4) months after the date hereof and ending on, but excluding, the Closing Date.

(iv)                              Each share of Class A Preferred Stock issued and outstanding immediately prior to the Effective Time automatically shall be cancelled and converted into the right to receive an amount in cash equal to the amount such share of Class A Preferred Stock would have been entitled to receive had it been redeemed by the Company immediately prior to the Effective Time in accordance with its terms (the “Company Preferred Consideration”.

(e)                                  If, between the date of this Agreement and the Effective Time, the number of outstanding Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, split-up, combination or the like, other than pursuant to the Company Merger, the amount of Merger Consideration payable per Share and any other dependent items shall be appropriately adjusted to provide the holders of the Shares the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent items, subject to further adjustment in accordance with this Section 2.5(e).

(f)                                   No dissenters’ or appraisal rights shall be available with respect to the Mergers.

Section 2.6                                    Payment of Cash for Merger Shares, Class A Preferred Stock, Subsidiary Preferred Interests and Company Equity Awards.  (a)  Prior to the Closing Date, Parent shall designate (x) a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration, the Company Preferred Consideration and the payments in respect of the Subsidiary Preferred Interests pursuant to Section 2.5(a)(iii) and Section 2.5(b)(iii) (the “Subsidiary Preferred Consideration”) and (y) the Surviving Entity or such bank or trust company to serve as the disbursing agent for payments in respect of the Company Equity Awards (as the case may be, the “Disbursing Agent”).  Prior to the Subreit Merger Effective Time, Parent will deposit, or will cause to be deposited, with the applicable Disbursing Agent cash in the aggregate amount sufficient to pay (i) the Merger Consideration in respect of all Merger Shares and Company Equity Awards outstanding immediately prior to the Effective Time, (ii) the Company Preferred Consideration and (iii) the Subsidiary Preferred Consideration (the “Exchange Fund”).  Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held for the benefit of the holders of Merger Shares, Class A Preferred Stock, Subsidiary Preferred Interests and Company Equity Awards outstanding immediately prior to the Effective Time and shall not be used for any other purpose.

(b)                                 The Disbursing Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Entity; provided that (i) no such investment shall relieve Parent or the Disbursing Agent from their obligations to make the payments required by this Article II, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States, in commercial paper obligations rated A1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively.  Any net interest or income produced by such investments will be payable to the Surviving Entity or Parent, as directed by Parent.

(c)                                  As promptly as practicable after the Effective Time, and in any event within three (3) Business Days after the Effective Time, the Surviving Entity shall send, or cause the Disbursing Agent to send, to each record holder of Merger Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Merger Shares for the Merger Consideration payable therefor.  The letter of transmittal will be in customary form and will specify that delivery or transfer of Certificates or Book-Entry Shares will be effected, and risk of loss and title will pass, upon proper delivery of the Certificates or transfer of Book-Entry Shares to the Disbursing Agent.  Upon surrender of such Certificate(s) or transfer of such Book-Entry Share(s) to the Disbursing Agent together with a properly completed and duly executed letter of transmittal (in the case of Certificates) and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, without interest.  Until so surrendered (or transferred) and exchanged, each such Certificate or Book-Entry Share shall, after the Effective Time, represent only the right to receive the Merger Consideration in respect of such Certificate or Book-Entry Share, and until such surrender (or transfer) and exchange, no cash shall be paid to the holder of such outstanding Certificate or Book-Entry Share in respect thereof.

(d)                                 If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate(s) or Book-Entry Share(s) surrendered (or transferred) in exchange therefor, it shall be a condition to such payment that the Certificate(s) or Book-Entry Share(s) so surrendered (or transferred) shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable transfer and other similar Taxes required as a result of such payment to a Person other than the registered holder of such Merger Shares or establish to the satisfaction of the Disbursing Agent that such Taxes have been paid or are not payable.

(e)                                  As promptly as practicable after the Effective Time, and in any event within three (3) Business Days after the Effective Time, Parent shall cause the Disbursing Agent to pay to the holders of record of the shares of Class A Preferred Stock and Subsidiary Preferred Interests, the Company Preferred Consideration and the Subsidiary Preferred Consideration in accordance with the terms of this Agreement and the Class A Preferred Stock or Subsidiary Preferred Interests, as applicable.

(f)                                   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further transfers on the stock transfer books of the Company of the Shares or the shares of Class A Preferred Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity, Parent or the Disbursing Agent, such Certificates or Book-Entry Shares shall be exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(g)                                  If any cash deposited with the Disbursing Agent remains unclaimed twelve (12) months after the Effective Time, such cash shall be returned to Parent or the Surviving Entity upon demand, and any holder who has not surrendered (or transferred) such holder’s Certificate(s) or Book-Entry Share(s) for the Merger Consideration payable in respect thereof prior to that time shall thereafter look only to the Surviving Entity for payment of the Merger Consideration.  The foregoing notwithstanding, none of Parent, Merger Sub, the Company, the Surviving Entity, the Disbursing Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of Certificates or Book-Entry Shares for an amount paid to a public official pursuant to any applicable unclaimed property Law.  Any amounts remaining unclaimed by holders of Certificates or Book-Entry Shares as of the date on which such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Law, become the property of the Surviving Entity on such date, free and clear of any claims or interest of any Person previously entitled thereto.

(h)                                 From and after the Effective Time, the holders of Merger Shares, shares of Class A Preferred Stock or Subsidiary Preferred Interests outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Merger Shares, shares of Class A Preferred Stock or Subsidiary Preferred Shares, other than the right to receive the Merger Consideration, Company Preferred Consideration or Subsidiary Preferred Consideration, as applicable, as provided in this Agreement.

(i)                                     In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Entity or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Entity or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.

(j)                                    Parent, the Surviving Entity and the Disbursing Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law.  To the extent any amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.7                                    Treatment of Company Equity Awards.

(a)                                 At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time and subject solely to service-based vesting conditions (each, a “Service-Based Company Option”), whether vested or unvested, shall, by virtue of this Agreement and without any action on the part of the holder thereof, become fully vested and exercisable and be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Service-Based Company Option and (ii) the number of Shares subject to the Service-Based Company Option.  Any Service-Based Company Option that has an exercise price that is equal to or exceeds the Merger Consideration shall be cancelled for no consideration.

(b)                                 At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time and subject to performance-based vesting conditions (each, a “Performance-Based Company Option”), shall, by virtue of this Agreement and without any action on the part of the holder thereof, become vested and exercisable to the extent provided for in the applicable award agreement relating to such Performance-Based Company Option and each such Performance-Based Company Option that becomes so vested and exercisable shall be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Performance-Based Company

Option and (ii) the number of Shares subject to the Performance-Based Company Option.  Any Performance-Based Company Option that does not become vested or exercisable in accordance with the immediately preceding sentence or that has an exercise price that is equal to or exceeds the Merger Consideration shall be cancelled for no consideration.

(c)                                  At the Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Merger Consideration in respect of each Share subject to such Company Restricted Stock Award immediately prior to the Effective Time (determined, in the case of Company Restricted Stock Awards subject to performance-based vesting conditions, assuming applicable performance goals are fully satisfied).

(d)                                 At the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time shall fully vest (to the extent unvested) and shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Merger Consideration in respect of each Share underlying such Company RSU Award immediately prior to the Effective Time.

(e)                                  The Surviving Entity shall pay the amounts described in this Section 2.7 (together with any accrued but unpaid dividends or dividend equivalents corresponding to the Company Restricted Stock Awards and Company RSU Awards, respectively, that vest in accordance with Section 2.7(c) and Section 2.7(d)), less applicable Tax withholdings, as soon as administratively practicable (and, in any event, within five (5) Business Days) following the Closing Date.  Notwithstanding the immediately preceding sentence, to the extent that payment of the amounts described in this Section 2.7 with respect to Company Equity Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, Parent shall cause the Surviving Entity to make such payment at the earliest time permitted under the Company Stock Plan and applicable award agreement that would not result in the imposition of such Tax or penalty.

(f)                                   Prior to the Effective Time, the Company, the Board of Directors of the Company and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of this Section 2.7 and (ii) ensure that the Company Stock Plan shall terminate as of the Effective Time.

Section 2.8                                    Intended Income Tax Treatment of the Mergers.  Each of the parties hereto hereby agrees to treat, for U.S. federal and state income tax purposes, (i) each of the Mergers as a taxable sale or exchange by the relevant merging entity of all of its assets to and the assumption of all of its liabilities by Merger Sub, followed by a liquidation of the relevant merging entity under Sections 331 or 332 of the Code (which in the case of the Subreit Mergers, the Holdco REIT Merger and the Company Merger shall be deemed to give rise to a distribution under Section 562(b) of the Code), (ii) this Agreement as a “plan of liquidation” of each of the merging entities for U.S. federal income tax purposes, and (iii) such deemed sales, assumptions and liquidations as occurring in the order in which the Subreit Merger, the Holdco REIT Merger, the TRS Merger and the Company Merger occur and the parties hereto shall not take any position contrary thereto in any U.S. federal income Tax Return or tax proceeding unless otherwise required by Law.

ARTICLE III

THE SURVIVING ENTITY

Section 3.1                                    Articles of Organization and Operating Agreements.  Without limiting Parent’s obligations pursuant to Section 7.5, at the Effective Time, (a) the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity and (b) the limited liability company operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company operating agreement of the Surviving Entity, in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization and operating agreement.

Section 3.2                                    Managers and Officers.  From and after the Effective Time, (a) the managers, if any, of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Entity and (b) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each case until their respective successors are duly elected or appointed and qualified in accordance with Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any matter in any section in the Company Disclosure Letter shall be deemed to have been disclosed in any other section in the Company Disclosure Letter to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), (b) as disclosed in publicly available filings or submissions in connection with the Bankruptcy Case on or prior to the date hereof or (c) as may be expressly disclosed in publicly available Company SEC Reports (including documents incorporated by reference therein) filed with or furnished to the SEC on or after October 14, 2016 and prior to the date of this Agreement (but excluding any disclosures set forth in any risk factor section or in the “forward-looking statements” section of any such Company SEC Report, or any other forward-looking disclosures set forth in any such Company SEC Report that are non-specific and cautionary in nature), the Company hereby represents and warrants to Parent as follows:

Section 4.1                                    Corporate Existence and Power.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction, except where the failure to be so organized, existing and in good standing would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each of the Company and its Subsidiaries has all corporate or similar powers and authority required to own, lease and operate its respective properties and facilities and carry on its business as now conducted, except where the failure to have such power and authority would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, facilities and assets owned or leased or operated by it makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.2            Corporate Authorization.  (a)  Each of the Company, the Company Subreits and TRS LLC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Stockholder Vote, to consummate the Mergers and to perform each of its obligations hereunder.  The execution, delivery and performance by each of the Company, the Company Subreits and TRS LLC of this Agreement and the consummation by the Company, the Company Subreits and TRS LLC of the Mergers and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (and the board of directors or sole member of the Company Subreits and TRS LLC).  Except for the approval of the Company Merger by the affirmative vote of the holders of a majority of the outstanding Shares (the “Requisite Stockholder Vote”) and the approval by HoldCo REIT, TRS LLC and the Company as the holders of Company Subreit Common Shares, HoldCo REIT Common Shares and the limited liability company interests of TRS LLC, as applicable, no other corporate proceedings on the part of the Company, the Company Subreits or TRS LLC or vote of the securityholders of the Company, the Company Subreits or TRS LLC is necessary to approve the Mergers or otherwise in order for the Company, the Company Subreits or TRS LLC to consummate the Mergers and the other transactions contemplated hereby.  The Board of Directors of the Company, at a duly held meeting has (i) determined that the Mergers and this Agreement are in the best interests of the Company, the Company Subreits, TRS LLC and the Company’s stockholders, (ii) approved the Mergers and the execution, delivery and performance of this Agreement, and (iii) resolved to recommend that the Company stockholders approve the Company Merger, and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Stockholder Meeting.  The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Articles of Amendment and Restatement of the Company (the “Company Articles”), the articles of organization or certificates of formation of the Company Subreits and TRS LLC, the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the bylaws or limited liability company operating agreements of the Company Subreits and TRS LLC.

(b)           This Agreement has been duly and validly executed and delivered by the Company, the Company Subreits and TRS LLC and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, the Company Subreits and TRS LLC enforceable against the Company, the Company Subreits and TRS LLC in accordance with its terms.

(c)           Upon request of Parent, the Company shall make available to Parent copies of the organizational or governing documents of its Subsidiaries.

Section 4.3            Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Mergers by the Company,

the Company Subreits and TRS LLC do not require any consent, approval, authorization or Permit of, action by, filing with or notification to any Governmental Authority, other than (a) the filing and acceptance for record of the Requisite Merger Filings; (b) compliance with the applicable requirements of the Exchange Act, including the filing of the Company Proxy Statement; (c) compliance with the rules and regulations of the New York Stock Exchange; (d) compliance with any applicable foreign or state securities or Blue Sky laws; (e) the notices and approvals of state licensing authorities or other Governmental Authorities governing or with jurisdiction over the Company Facilities, as applicable, required to consummate the Plan Closing, including the expiration of any applicable waiting periods; and (f) any such consent, approval, authorization, Permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company nor reasonably be expected to adversely affect in any material respect, or prevent or materially delay, the consummation of the Mergers or the ability of the Company to observe and perform its obligations hereunder.  No consent, approval, authorization or Permit of, action by, filing with or notification to any Governmental Authority is required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the execution, delivery and performance by the Company, the Company Subreits or TRS LLC of this Agreement and the consummation of the Mergers.

Section 4.4            Non-Contravention.  Assuming receipt of the Requisite Stockholder Vote and compliance with, or receipt of, the approvals referred to in, and expiration of any applicable waiting periods referred to in, Section 4.3, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Mergers do not and will not (a) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries; (b) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries; or (c) require the consent, approval, authorization of, or notification or filing with any third party with respect to, result in any breach or violation of or constitute (or will, with notice or lapse of time or both, constitute) a default under, or give rise to any right of termination, cancellation, amendment or acceleration of any obligation (each, a “Violation”) of the Company or any of its Subsidiaries under any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company nor reasonably be expected to adversely affect in any material respect, or prevent or materially delay, the consummation of the Merger or the ability of the Company to observe and perform its obligations hereunder.

Section 4.5            Capitalization.  (a)  The authorized capital stock of the Company consists of 200,000,000 Shares and 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which Preferred Stock 2,000 shares have been designated as Class A Preferred Stock (the “Class A Preferred Stock”).

(b)           As of the date of this Agreement, there were:

(i)            94,196,282 Shares issued and outstanding, of which 541,648 Shares were Shares underlying unvested Company Restricted Stock Awards (assuming applicable performance conditions are fully satisfied);

(ii)           2,000 shares of Class A Preferred Stock issued and outstanding;

(iii)          5,276,822 Shares reserved for issuance pursuant to outstanding Company Options; and

(iv)          581,892 Shares reserved for issuance pursuant to outstanding Company RSU Awards.

All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.  As of the date of this Agreement, zero (0) Shares were held in the treasury of the Company.

(c)           Except as set forth in Section 4.5(a) and Section 4.5(b) and for 3,007,320 Shares reserved for issuance pursuant to the Company Stock Plans, as of the date of this Agreement, there have not been reserved for issuance, and there are no outstanding:  (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) Company Equity Awards or other rights or options to acquire from the Company, or obligations of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company; or (iv) equity equivalent interests in the ownership or earnings of the Company or other similar rights in respect of the Company (the securities described in clauses (i) through (iv) are collectively referred to herein as the “Company Securities”).  There are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities, except for the Company’s agreement to acquire the Shares for withholding tax payments upon vesting of equity awards or for the Company’s obligations with respect to the Class A Preferred Stock.  There are no preemptive rights of any kind which obligate the Company or any Subsidiary of the Company to issue or deliver any Company Securities.  There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company, or preemptive rights with respect thereto.

(d)           No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which Company stockholders may vote are outstanding.

(e)           Section 4.5(e) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Subsidiary of the Company, together with (x) the jurisdiction of incorporation or organization, as the case may be, of each such Subsidiary, and (y) the percentage of interest held, directly or indirectly, by the Company or its Subsidiaries in each such Subsidiary.  No capital stock or other equity interests of the Company’s Subsidiaries are, or may become, issuable pursuant to any outstanding convertible or similar security, instrument or agreement.  Except with respect to Manager and its Subsidiaries (or any other Person in which the Manager or its Subsidiaries own any securities or equity interests) and except as set forth in Section 4.5(e) of the Company Disclosure Letter or as would not reasonably be expected to be material to Parent or the Company, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities or other equity interests in any Person (it being understood and agreed that ownership of securities possessing (i) more than ten percent (10%) of the total voting power of the outstanding voting securities of any Person that is not wholly owned, or (ii) more than ten percent (10%) of the total value of the outstanding securities of any such Person that is not wholly-owned shall be deemed to be material to the Company or Parent).  With respect to this representation, the term “securities” includes both equity and debt securities (including secured and unsecured debt) of an issuer, and “value” means (A) fair value as determined in good faith by the Board of Directors of the Company or (B) in the case of securities for which market quotations are readily available, the market value of such securities.

(f)            All the outstanding shares of capital stock or voting securities, or other equity interests, directly or indirectly owned by the Company, in each Subsidiary of the Company, have been validly issued and are fully paid and nonassessable and are owned, free and clear of all Liens, other than Permitted Liens, other than restrictions imposed by securities Laws.

Section 4.6            Reports and Financial Statements.  (a)  The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the SEC since October 14, 2016 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since October 14, 2016, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC.  None of the Company SEC Reports contained, when filed with the SEC or, if amended, as of the date of the last amendment prior to the date of this Agreement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly presents in all material respects the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to normal year-end adjustments and other adjustments described therein, including the notes thereto).  Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.  The Company has made available to Parent complete and correct copies of (i) all management representation letters delivered by the Company or its management to the Company’s auditors in connection with the audit of the Company’s 2017 consolidated financial statements and (ii) all material correspondence of the Company with the SEC from October 14, 2016 to the date hereof (if any).

(c)           The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent, the Company’s independent accountants and the audit committee of the Board of Directors of the Company any (i) “significant deficiency” in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) “material weakness” in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.  There is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d)           The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 4.7            No Undisclosed Liabilities.  Except (a) as reflected or reserved against on the consolidated balance sheets (including the related notes and schedules thereto) of the Company as of December 31, 2017 (the “Balance Sheet Date”) included in the Company SEC Reports, (b) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practice, and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, other than those which have not had, and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.8            Disclosure Documents.  The Company Proxy Statement will not, at the date it is first mailed to stockholders of the Company, and at the time of the Company Stockholder Meeting (other than as to information supplied by Parent, Merger Sub or any of their respective Affiliates, for inclusion therein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company will cause the Company Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other Law as of the date of such filing.  No representation is made by the Company with respect to statements made in the Company Proxy Statement based on information supplied by Parent, Merger Sub or their respective Affiliates for inclusion therein.

Section 4.9            Absence of Certain Changes or Events.  (a)  From the Balance Sheet Date through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action, or omitted to take any action, that would constitute a breach of any of Section 6.1(r) or Section 6.1(u) (as it relates to Section 6.1(r)), if taken or omitted to be taken after the date of this Agreement.

(b)           From the Balance Sheet Date through the date of this Agreement, no change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)           From the date of this Agreement, there has not been any change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.10          Finders’ Fees.  Except for Goldman, Sachs & Co. and Lazard Frères & Co. LLC, no agent, broker, investment banker, financial advisor or other firm or Person retained by the Company is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by the Company or any Subsidiary of the Company in connection with any of the transactions contemplated by this Agreement.

Section 4.11          Opinion of Financial Advisor.  Goldman, Sachs & Co. and Lazard Frères & Co. LLC each has delivered to the Board of Directors of the Company an opinion to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the stockholders of the Company is fair, from a financial point of view, to such stockholders.  A true and correct copy of each such opinion will be provided by the Company to Parent solely for informational purposes.

Section 4.12          Compliance with Laws.  (a)  Since October 31, 2016, the Company and each of its Subsidiaries has been in compliance with all Laws applicable to the Company, its Subsidiaries, and their respective businesses and activities, except for such noncompliance that has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Since October 31, 2016, none of the Company or its Subsidiaries has received written notice from any Governmental Authorities of any actual or alleged noncompliance, default or violation of any such Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           The Company and each of its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each of its Subsidiaries to carry on their respective businesses as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)           To the Knowledge of the Company, the Company is in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13          Employee Matters.  (a)  Section 4.13(a) of the Company Disclosure Letter sets forth a list of each material Company Benefit Plan.  The Company has made available to Parent true and correct copies of each material Company Benefit Plan.

(b)           Each Company Benefit Plan has been established, maintained and administered in accordance with its terms and Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened or anticipated, with respect to any such Company Benefit Plan that have had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to result in the revocation of such letter.

(c)           None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, administered, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

(d)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Effective Time, and (ii) neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(e)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company’s financial statements.

(f)            Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Employee or director or individual independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such individual, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.  No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(g)           Neither the Company nor any of its Subsidiaries has any material liability with respect to an obligation to provide health or other non-pension benefits to any Person beyond his or her retirement other than coverage mandated by Law.

(h)           Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in good-faith compliance in all material respects with Section 409A of the Code.

(i)            There is no agreement, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

Section 4.14          Labor Matters.

(a)           There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party.  To the Knowledge of the Company, as of the date hereof, there is no pending or threatened material union organization or activity, strike, work stoppage or lockout involving any employees of the Company or any of its Subsidiaries.

(b)           Except for such noncompliance that has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation.

Section 4.15          Litigation.  There is no litigation, arbitration, claim, investigation, suit, action or proceeding pending (each, an “Action”) or, to the Knowledge of the Company,

threatened in writing against the Company, any of its Subsidiaries or any director, officer or employee of any of the Company or any of its Subsidiaries, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company is not subject to any Order of a Governmental Authority, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.16          Tax Matters.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)           (i) The Company and each of its Subsidiaries have timely filed, or have had timely filed on their behalf, (taking into account extensions) all Tax Returns required to be filed by any of them, (ii) all such Tax Returns are true, correct and complete, and (iii) the Company and each of its Subsidiaries have timely paid in full (or have had timely paid in full on their behalf) all Taxes required to be paid by any of them, whether or not reflected on a Tax Return, except in the case of each of clauses (i) through (iii), with respect to Taxes that are being contested in good faith or for which adequate provision has been made in accordance with GAAP.

(b)           (i) Each of the Company and each Company Subreit (A) at all times since its taxable year commencing with the taxable year ended on December 31, 2016 (the “Initial REIT Year”) and through the Effective Time, has been and will be treated as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code, (B) at all times during its Initial REIT Year and through the Effective Time (assuming for this purpose that the Company and each Company Subreit is liquidated as of the Effective Date as set forth herein), has been organized and operated, and will continue to be organized and operated, in conformity with the requirements for qualification and taxation as a REIT and in such a manner such that it continues to qualify as a REIT, and (C) has not taken or failed to take any action, which action or failure to act could reasonably be expected to result in the failure of the Company or any of the Company Subreits to qualify as a REIT, and no challenge to the status or qualification of the Company or any of the Company Subreits as a REIT is pending or threatened in writing.  HCP 2010 REIT, LLC was treated as a REIT within the meaning of Section 856 of the Code for its taxable year beginning January 1, 2016.

(c)           Section 4.16(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company, other than the Company Subreits, and its classification for U.S. federal income tax purposes.  Each entity, other than the Company Subreits, that is listed on Section 4.16(c) of the Company Disclosure Letter as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.  Each entity that is listed on Section 4.16(c) of the Company Disclosure Letter as a corporation has timely and properly elected, as of the later of the date of its formation and date on which the Company acquired an interest in such entity, to be treated for U.S. federal income tax purposes as a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”).  No Subsidiary of the Company has been or is treated as a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”).

(d)           Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or rules similar to) Section 337(d) or Section 1374 of the Code.

(e)           For all taxable years commencing with the taxable year ended on December 31, 2016, (i) none of the Company or any of its Subsidiaries has incurred (A) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations) or (B) any liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business, (ii) neither the Company nor any of its Subsidiaries (other than a TRS or any direct subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code and (iii) no event has occurred, and no condition or circumstances exists, which presents a risk that any material Tax described in clause (i) or (ii) above will be imposed on the Company or any of its Subsidiaries.

(f)            No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed, or assessed in writing by any Governmental Authority, which claim, proposal, or assessment is currently pending and has not been satisfied by payment in full, settled or withdrawn.  Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the period of limitations applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.  There are no Tax proceedings pending or threatened in writing for and/or in respect of any material Taxes or material Tax Returns of the Company or any of its Subsidiaries and none of the Company or its Subsidiaries is a party to any litigation or administrative proceeding relating to material Taxes.

(g)           Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any similar provision of any other Laws).

(h)           Neither the Company nor any of its Subsidiaries (1) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (2) has liability for Taxes of any Person (other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law).

(i)            Other than the Tax Matters Agreement, there are no Tax allocation or sharing agreements or similar arrangements to which the Company or any of its Subsidiaries is a party, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements, in each case, other than customary provisions in agreements or arrangements the primary subject of which is not Taxes.

(j)            There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries other than Permitted Liens.

(k)           Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” (as defined in Treasury Regulations Section 1.6011-4).

(l)            Neither the Company nor any of its Subsidiaries (other than “taxable REIT subsidiaries”) has any accumulated earnings and profits attributable to any non-REIT year (within the meaning of Section 857(a)(2)(B) of the Code).

(m)          Neither the Company nor any of its Subsidiaries has received or is subject to any ruling of a Governmental Authority that is still binding on the Company or any of its Subsidiaries or has any request for such ruling pending with any Governmental Authority.

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Taxes are those set forth in this Section 4.16 and in Section 4.13.

Section 4.17          Environmental Matters.  (a) Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:  (i) neither the Company nor any of its Subsidiaries has received any written notice, demand or complaint alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any applicable Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any of its Subsidiaries which remains unresolved, (ii) no Action or request for information is pending or, to the Knowledge of the Company, is threatened in writing by any Governmental Authority against the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) the Company and its Subsidiaries are in compliance with all Environmental Laws and all Permits required under Environmental Laws for the conduct of their respective business (“Environmental Permits”); (iv) to the Knowledge of the Company, the Company is not obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any Company Real Property; (v) the Company is not party or subject to any order, judgment or decree that imposes any obligations under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries has received any written complaint alleging that the Company or any of its Subsidiaries is in violation of or liable under any applicable Environmental Law relating to air quality or Microbial Matter at any Company Real Property; and (vii) to the Knowledge of the Company, (A) there has been no release or threatened release by the Company or its Subsidiaries of any Hazardous Materials on, in, under, or from any Company Real Property or real property formerly owned or operated by the Company or any of its Subsidiaries that requires or would reasonably be expected to result in remediation, monitoring or maintenance or any other liability under Environmental Law; (B) no Hazardous Materials have been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location; (C) none of the Company nor any of its Subsidiaries has given any release or waiver of liability that would waive or impair any claim based on the presence or release of Hazardous Materials in, on, from or under any real property against a previous owner of any real property or against any Person who may be potentially responsible for the presence or Release of Hazardous Substances in, on, from or under any such real property.

(b)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:  (i) neither the Company nor any of its

Subsidiaries has received any written notice, citation, demand or complaint or request for information alleging that the Company or any of its Subsidiaries is in violation of, or liable under, any applicable Law, Order or binding agreement with any Governmental Authority relating to occupational health and safety (“Occupational Safety and Health Law”) or that any judicial, administrative or compliance order has been issued against the Company or any of its Subsidiaries under Occupational Safety and Health Law which remains unresolved and (ii) the Company and its Subsidiaries are in compliance with all Occupational Safety and Health Laws for the conduct of their respective businesses.

(c)           For purposes of this Agreement:

(i)            “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

(ii)           “Environmental Law” means any applicable Law, Order or any binding agreement issued or entered by or with any Governmental Authority relating to:  (w) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (x) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (y) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (z) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iii)          “Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum, natural gas, synthetic gas (including radon), Microbial Matter, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous industrial or solid waste, biohazardous waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(iv)          “Microbial Matter” means all hazardous fungi, bacterial or viral matter, including mold, mildew and viruses, whether or not such Microbial Matter is living.

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in this Section 4.17.

Section 4.18          Intellectual Property.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, the patents, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, logos, domain name registrations, registered copyrights and applications therefor, and other proprietary intellectual property rights arising under the laws of the United States to operate the business of the Company or any Subsidiary of the Company as operated as of the date of this Agreement (the “Company Intellectual Property”).  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date hereof, (a) no written claim by a third party of invalidity or conflicting ownership rights with respect to any Company Intellectual Property has been received by the Company and no such Company Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened Action, and (b) no Person has given written notice to the Company or any of its Subsidiaries that the use of any Company Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign registered patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any Subsidiary of the Company or any licensee has misappropriated or disclosed any trade secret, confidential information or know-how.

Section 4.19          Real Property.  (a)  Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company or any of its Subsidiaries in fee simple as of the date hereof (the “Owned Real Property”).  With respect to each Owned Real Property, (i) the Company or a Subsidiary of the Company has valid title to such Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) there are no Contracts or binding letters of intent to which the Company or any of its Subsidiaries is a party to sell or ground lease, and outstanding options or rights of first refusal granted by the Company or any of its Subsidiaries in favor of any other party to purchase, such Owned Real Property or any portion thereof or interest therein, other than, in the case of clauses (i) and (ii) above, as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           Section 4.19(b) of the Company Disclosure Letter sets forth a true and complete list of all leases or subleases (together with a list of all amendments thereto) to which the Company or a Company Subsidiary is a party (collectively, the “Real Property Leases”).  Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Real Property Lease is valid, binding and in full force and there is no uncured default (or event which, with the giving of notice and the passage of time, or both, would constitute a default) under the Real Property Leases on the part of the Company or, as applicable, any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder.

(c)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries has received written notice of any existing zoning violations with respect to any Company Real Property, (ii) to the Knowledge of the Company, there are no pending Actions initiated by or on behalf of the Company or any of its Subsidiaries to change or redefine the zoning classification of all or any portion of any Company Real Property, (iii) neither the Company nor any of its Subsidiaries has received written notice of any Action of such kind, (iv) to the Knowledge of Company, there are no restrictions of record or zoning ordinances that would prohibit any Company Facility from being operated for its current use, and (v) to the Knowledge of Company, each Company Facility has adequate access to operate as it is currently being operated.

(d)           The Company or its Subsidiary’s fee simple or leasehold title to each Company Real Property is insured pursuant to a title insurance policy duly issued by a national title insurance company (each such policy, a “Company Title Insurance Policy”), and, to the Knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Title Insurance Policy is valid, in full force and effect, (ii) no claim has been made thereunder except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) each Company Title Insurance Policy will remain in full force and effect following the Closing in accordance with its terms.

(e)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) as of the date hereof, none of the Company or its Subsidiaries has received any written notice of any violation of any municipal, state, federal or homeowners’ association Law, rule or regulation concerning any Company Real Property and (ii) to the Knowledge of the Company, the Company Real Properties comply with all applicable zoning and other Laws, ordinances, regulations and deed restrictions and other recorded covenants.

(f)            Each of the Company and its Subsidiaries has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by it as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.20          Material Contracts.  (a)  The Company has made available to Parent (or Parent has otherwise had access to) true, correct and complete copies of each Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than any of the foregoing between the Company, the Company Subreits and any of their respective wholly owned Subsidiaries or between any wholly owned Subsidiaries of the Company or the Company Subreits), as of the date hereof, that:

(i)            is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

(ii)           relates to (A) Indebtedness of the Company or any of its Subsidiaries, except for Contracts relating to less than $30 million of Indebtedness in the aggregate, or (B) the sale, securitization or servicing of loans or loan portfolios of the Company or any of its Subsidiaries;

(iii)          would materially restrict the ability of Parent or its Subsidiaries (including the Surviving Entity) to compete in any line of business that is material to Parent and its Subsidiaries or in any geographic territory that is material to Parent and its Subsidiaries;

(iv)          limits, restricts or prohibits the Company or any of its Subsidiaries from entering into or participating in any transaction or arrangement involving the investment in the Company or any of its Subsidiaries by any Person;

(v)           relates to the acquisition or disposition, directly or indirectly (by merger or otherwise), not yet consummated, of material assets or capital stock or other equity interests of another Person or any Company Real Property;

(vi)          is a Real Property Lease relating to a Company Facility;

(vii)         by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $5 million per annum or $15 million over the remaining term of such Contract, other than Real Property Leases and the type of Contracts described in clause (ii) above and other than in the ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts that may be terminated without penalty upon ninety (90) days advance written notice or Contracts that cover the procurement or sale of supplies of goods or services;

(viii)        could result in liability on the part of the Company or any of its Subsidiaries in respect of any purchase price adjustment, earn-out or contingent purchase price obligation;

(ix)          is a Contract entered by the Company through its purchase department and that provides for (i) “most favored nation” rights with respect to existing or future Affiliates of the Company, or (ii) provides for “exclusivity” or any similar requirements in favor of any Person, other than ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts; or

(x)           obligates the Company to make any capital commitment or expenditure (including pursuant to any renovation, construction or development project) in excess of $5 million per annum, excluding any payment obligation budgeted for in the Company’s 2018 budget.

Each Contract of the type described in clauses (i) through (x) above is referred to herein as a “Specified Contract.”

(b)           Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Specified Contract is valid and binding on the Company and any Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect as of the date hereof.  There is no Violation under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party, and no event has occurred that would constitute a Violation thereunder by the Company or any of its Subsidiaries, or to the Knowledge of the Company, by any other party, except in any such case which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.21          Insurance.  The Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other insurance service contracts maintained by or on behalf of the Company or its Subsidiaries, as of the date hereof, providing coverage for the material Company Real Property (the “Company Insurance Policies”).  Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Insurance Policy is, as of the date hereof, in full force and effect and all premiums payable under each such Company Insurance Policy have been paid.

Section 4.22          Takeover Statutes.  Assuming the accuracy of the representation contained in Section 5.9, no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law is applicable to this Agreement or any transaction contemplated by this Agreement.

Section 4.23          No Rights Plan.  There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound that does not exempt therefrom Parent, Merger Sub and the transactions contemplated hereby.

Section 4.24          No Other Representations and Warranties.  Except for the representations or warranties expressly set forth in this Article IV, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company, its Subsidiaries, its and their businesses, operations, assets, properties, tenants, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries.  Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Manager, its Subsidiaries, its and their businesses, operations, assets, properties, patients, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Manager or its Subsidiaries.  The parties acknowledge that, for purposes of this Article IV and Article V, references to “transactions contemplated hereby” shall not include the Plan Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 5.1            Entity Existence and Power.  Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware, except where the failure to be so organized, existing and in good standing would not be reasonably expected to, individually or in the aggregate, adversely affect in any material respect, or prevent or materially delay, the consummation of the Mergers or the ability of Parent or Merger Sub to observe and perform its obligations hereunder (a “Material Adverse Effect on Parent”).  Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of Maryland.  Each of Parent and Merger Sub has all corporate power and authority required to execute and deliver this Agreement and to consummate the Mergers and the other transactions contemplated hereby and to perform each of its obligations hereunder.

Section 5.2            Corporate Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Mergers and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the sole member of Merger Sub.  No other corporate or other proceedings other than those previously taken or conducted on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, the Company Subreits and TRS LLC, constitutes a legal, valid and binding agreement of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with its terms.

Section 5.3            Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) the filing and acceptance for record of the Requisite Merger Filings; (b) compliance with the applicable requirements of the Exchange Act; (c) compliance with the rules and regulations of the New York Stock Exchange; (d) compliance with any applicable foreign or state securities or Blue Sky laws; (e) the notices and approvals of state licensing authorities or other Governmental Authorities governing or with jurisdiction over the Company Facilities, as applicable, required to consummate the Plan Closing, including the expiration of any applicable waiting periods; and (f) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.  No consent, approval, authorization or Permit of, action by, filing with or notification to any Governmental Authority is required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation of the Mergers.

Section 5.4            Non-Contravention.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Mergers and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or governing documents of Parent or Merger Sub or their respective Subsidiaries, (b) assuming compliance with the items specified in Section 5.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets or their respective Subsidiaries, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default, give rise to any right of termination, cancellation, amendment or acceleration of any obligation of Parent or Merger Sub or their respective Subsidiaries under any Contract; except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.5            Disclosure Documents.  None of the information supplied or to be supplied by Parent or Merger Sub or any of their respective Affiliates specifically for inclusion in the Company Proxy Statement will, at the date it is first mailed to stockholders of the Company, at the time of any amendments thereof or supplements thereof and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6            Finders’ Fees.  Except for Barclays Capital Inc., no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by Parent or Merger Sub in connection with any of the transactions contemplated by this Agreement.

Section 5.7            Financing.

(a)           Parent has delivered to the Company true, correct and complete copies of (i) the fully executed debt commitment letter, dated as of the date hereof, between Parent and Barclays Bank PLC, including all annexes, schedules and exhibits thereto, pursuant to which Barclays Bank PLC has agreed, subject only to the conditions to availability set forth in the Financing Commitment Letter, to provide Parent with debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated hereby and the Plan Transactions (as amended, supplemented, replaced or otherwise modified in accordance with the terms thereof and of this Agreement, the “Financing Commitment Letter”; the financing intended to be incurred pursuant to the Financing Commitment Letter, as it may be amended, supplemented, replaced or otherwise modified in accordance with the terms of this Agreement, the “Debt Financing”) and (ii) the fully executed fee letter referred to in the Debt Commitment Letter (as amended, supplemented, replaced or otherwise modified in accordance with the terms thereof and of this Agreement, the “Financing Fee Letter” and, together with the Financing Commitment Letter, the “Financing Letters”); provided, that in the case of Financing Fee Letter, the fee amounts, yield or interest rate caps, original issue discount amounts, “market flex” and other economic terms set forth therein, none of which shall adversely affect the amount or availability of the Debt Financing, may be redacted in a customary manner.

(b)           As of the date hereof, each of the Financing Letters, in the form so delivered, is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).  The Financing Letters have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented, replaced or otherwise modified in any respect except, after the date hereof, as expressly permitted pursuant to Section 7.15.

(c)           As of the date hereof, no event has occurred or circumstance exists that, with or without notice, the lapse of time or both, would reasonably be expected to constitute or result in a breach, default or failure to satisfy a condition on the part of Parent (or, to the knowledge of Parent, any other Person) under the Financing Letters.

(d)           As of the date hereof, neither Parent nor any of its Affiliates has entered into any side letters, contracts or other agreements or arrangements relating to the Debt Financing that impose conditions or other contingencies related to, or could affect, the funding of the full amount of the Debt Financing, in each case other than as expressly set forth in the Financing Letters.  As of the date hereof, the Financing Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Debt Financing available to Parent and its Affiliates on the terms in the Financing Letters.  As of the date hereof, Parent has no reason to believe that any of the conditions to the Debt Financing will not be satisfied, nor does Parent have knowledge, as of the date hereof, that the Debt Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Financing Letters.

(e)           The net proceeds of the Debt Financing (both before and after giving effect to any “market flex” provisions), when funded on the Closing Date in accordance with the Financing Letters, together with other financial resources of Parent, will provide Parent with funds at the Effective Time sufficient to: (i) pay all cash amounts required to be paid by Parent under or in connection with this Agreement; (ii) pay any and all fees and expenses of or payable by Parent with respect to the transactions contemplated by this Agreement and the Plan Transactions, including the Mergers and the Debt Financing; (iii) repay any Indebtedness required to be repaid in connection with the consummation of the transactions contemplated hereby; and (iv) satisfy all of the other payment obligations of Parent contemplated by this Agreement or related to any of the transactions contemplated by this Agreement and the Plan Transactions.

(f)            Parent has fully paid (or caused to be fully paid) any and all commitment fees or other fees that are required to be paid pursuant to the terms of any Financing Letter.

(g)           Assuming the accuracy on the Closing Date of all of the representations and warranties of the Company in this Agreement, after giving effect to the transactions contemplated by this Agreement and the Plan Transactions, including the payment of the aggregate Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the Plan Transactions and the payment of all related fees and expenses, Parent will be Solvent at and immediately after the Effective Time.

Section 5.8            Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby.  All of the units of limited liability company membership interests of Merger Sub are owned solely and directly by Parent.

Section 5.9            Ownership of Shares.  None of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any Shares, and none of Parent, Merger Sub or their respective Affiliates has any rights to acquire any Shares except pursuant to this Agreement.  None of Parent or any Subsidiary of Parent for the past five (5) years has been an “interested stockholder” (as defined in Section 3-601(j) of the MGCL) of the Company.

Section 5.10          Disclaimer of Warranties.  Parent and Merger Sub acknowledge that (a) except for the representations or warranties expressly set forth in Article IV, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company or its Subsidiaries, their businesses, operations, assets, properties, tenants, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries, (b) neither Parent nor Merger Sub have relied on any representation or warranty from the Company or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement, and (c) neither the Company nor any of its Affiliates shall have or be subject to any liability to Parent or any of its Affiliates resulting from the distribution to Parent or Parent’s use of, any information, including any information, documents or material made available to Parent in any “data rooms,” management presentations or in any other form in expectation of the Merger and the other transactions contemplated hereby, except to the extent any such information is explicitly the subject of a representation or warranty set forth in Article IV, including the Company Disclosure Letter.  Parent and Merger Sub acknowledge that neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Manager, its Subsidiaries, its and their businesses, operations, assets, properties, patients, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Manager or its Subsidiaries.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1            Conduct of the Company and its Subsidiaries.  Except as (x) set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly permitted or required by this Agreement or required or contemplated by the Alternative Plan Sponsor Agreement, the Bankruptcy Case or otherwise as necessary or reasonably desirable to consummate the Plan Transactions, or (y) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary course and in compliance with Law, and use all commercially reasonable efforts to maintain and preserve intact its business organization, including the goodwill of any Governmental Authorities, lenders, suppliers, landlords and other Persons with which it has material business relationships, and to maintain the status of the Company as a REIT for U.S. federal income tax purposes; provided, however, that no action by the Company or its Subsidiaries of the type specifically addressed in Sections 6.1(a) through 6.1(r) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.  Except (i) as required by Law, (ii) as set forth in Section 6.1 of the Company Disclosure Letter, (iii) as may be expressly permitted or required by this Agreement or required by the Alternative Plan Sponsor Agreement, the Bankruptcy Case or otherwise as necessary to consummate the Plan Transactions, or (iv) as may be consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a)           adopt any change in the Company Articles or the Company Bylaws;

(b)           merge or consolidate the Company or any of its Subsidiaries with any Person, other than the Mergers and other than any mergers or consolidations among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(c)           redeem, repurchase or defease any Indebtedness of the Company or any Subsidiary of the Company in excess of $75 million (provided that no prepayment penalty would be payable in connection therewith), other than (i) at stated maturity and any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof or as modified with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) repayments or prepayments of Indebtedness under the Company Credit Facilities (or any other revolving credit facility permitted to be incurred pursuant to the terms of this Agreement), (iii) in connection with any replacement, renewal, extension, refinancing, refunding or repayment permitted by Section 6.1(d)(iv) or (iv) any of the foregoing relating to intercompany Indebtedness;

(d)           incur, create, assume or otherwise become liable for any Indebtedness, except (i) for any Indebtedness incurred in the ordinary course of business, including mortgages on real property acquired by the Company or any of its Subsidiaries, (ii) for Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries, (iii) for Indebtedness under the Company Credit Facilities (and any other credit facility of the Company hereafter created with term or revolving Indebtedness on terms substantially the same as those governing the existing revolving credit facility as it may have been amended consistent with this clause (d)), (iv) for Indebtedness incurred to replace, renew, extend, refinance, refund or repay any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness, (v) for any guarantees by the Company of Indebtedness of the Company’s Subsidiaries or guarantees by the Company’s Subsidiaries of Indebtedness of the Company or any of its Subsidiaries, and (vi) with respect to any Indebtedness not in accordance with clauses (i) through (v), for any Indebtedness not to exceed $50 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries;

(e)           make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any other Person (or any division or material amount of assets thereof) or business;

(f)            make any capital expenditures, except for (i) capital expenditures up to $25 million in the aggregate (without counting any capital expenditures permitted pursuant to the following clauses (ii) and (iii)), (ii) capital expenditures made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise, or (iii) capital expenditures required to comply with any applicable Law;

(g)           make any loans, advances or capital contributions to, or investments in, any other Person in excess of $25 million (or, with respect to seller-financing of divestitures by the Company or any of its Subsidiaries, $15 million) (without counting any amounts pursuant to the following clauses (i) through (iv)), except for those (i) required or contemplated by existing Contracts, (ii) permitted by Section 6.1(f), (iii) solely between the Company and a Subsidiary of the Company or among Subsidiaries of the Company or (iv) made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise;

(h)           pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries, other than Permitted Liens, except in accordance with the incurrence of Indebtedness not prohibited by Section 6.1(d);

(i)            (A) sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any of the Company Real Property, except for dispositions of the properties set forth in Section 6.1(i) of the Company Disclosure Letter (subject to the limits set forth therein); or (B) sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any other properties or non-cash assets with a value in excess of $45 million in the aggregate, except in the case of this clause (B) (x) sales or dispositions made in connection with any transaction among the Company and its Subsidiaries or among the Company’s Subsidiaries or (y) sales or dispositions made in the ordinary course of business;

(j)            (i) split, combine or reclassify any Company Securities or amend the terms of any Company Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities other than (A) a dividend or distribution by a Subsidiary of the Company to the Company or another Subsidiary of the Company or (B) any dividend or distribution reasonably necessary for the Company or any of the Company Subreits to maintain its status as a REIT or avoid or reduce the imposition of any entity-level income or excise Tax under the Code or other applicable Law, or (iii) issue or offer to issue any Company Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any Company Securities, other than in connection with (A) any redemption or repurchase of the Class A Preferred Stock, (B) the exercise of Company Options, (C) the withholding of Company Securities to satisfy Tax obligations with respect to Company Equity Awards, (D) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (E) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, (F) the issuance of Company Securities to newly hired or promoted employees or newly appointed directors in the ordinary course of business consistent with past practice, or in connection with annual grants to employees and directors made in the ordinary course of business consistent with past practice, or as required to comply with any Company Benefit Plan as in effect on the date of this Agreement and (G) any transaction solely between the Company and a Subsidiary of the Company or between Subsidiaries of the Company;

(k)           except (i) as required pursuant to existing Contracts or any Company Benefit Plan in effect on the date hereof, or (ii) as effected in the ordinary course of business and consistent with past practice, (A) adopt, amend or terminate any material Company Benefit Plan, (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any material Company Benefit Plan or (C) increase the annualized value of compensation and benefits to be provided to Company Employees or any other services providers of the Company or any of its Subsidiaries (other than increases in annualized value of cash compensation in the ordinary course of business consistent with past practice in an amount that does not exceed 5.0% of such annualized value, in the aggregate, immediately prior to the date hereof); provided that the Company may make payments to Company Employees who are not “named executive officers” (as defined under Regulation S-K of the Securities Act) in an amount not to exceed $1 million in the aggregate with the individual allocation and terms of such payments subject to the prior consultation with Parent;

(l)            make any loans or advances to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries;

(m)          (i) hire or engage any individual who would be a Company Employee or individual independent contractor whose annual base compensation exceeds $200,000 or (ii) terminate the employment of any Company Employee whose annual base compensation exceeds $200,000, other than for cause;

(n)           other than in the ordinary course of business consistent with past practice, settle or compromise any litigation or release, dismiss or otherwise dispose of any claim or arbitration not covered by insurance, other than settlements or compromises of litigation, claims or arbitration that do not, individually or in the aggregate, involve the payment of more than $15 million in excess of the amount reserved on the latest consolidated balance sheets of the Company in respect of litigation and claims, as set forth in the Company SEC Reports, and do not involve (A) any material injunctive or other non-monetary relief on the Company or any of its Subsidiaries or (B) any admission of wrongdoing by the Company or any of its Subsidiaries;

(o)           (i) cancel any material indebtedness for borrowed money owed to the Company other than as a result of a repayment of such indebtedness, or (ii) waive or release any claims or right of material value except in the exercise of the Company’s commercially reasonable business judgment;

(p)           enter into, materially modify or amend, or terminate any Real Property Lease (it being understood that, without limiting other modifications or amendments that may be material, any modification or amendment reducing the term or fees or other amounts that are payable to the Company or any of its Subsidiaries under any Real Property Lease will be considered a material modification or amendment of such Real Property Lease), except for the renewal, extension or replacement of any Real Property Lease expiring in accordance with its term (such renewal, extension or replacement to be on terms substantially similar to the existing Real Property

Lease) or, other than in the ordinary course of business, enter into, materially modify or amend, or terminate any other Specified Contract other than as permitted by this Section 6.1;

(q)           make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law;

(r)            adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(s)            make, change or revoke any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material Tax liability, audit, claim or assessment, change any material method of accounting for Tax purposes, enter into any Tax allocation, sharing or indemnity agreement (other than customary provisions in agreements or arrangements the primary subject of which is not Taxes), enter into any closing agreement in respect of material Taxes or file any material Tax Return inconsistent with past practice other than as required by applicable Law;

(t)            take any action, or fail to take any action, which action or failure to act would reasonably be expected to cause (i) the Company or any Company Subreit to fail to qualify as a REIT or (ii) any other Affiliate of the Company to fail to preserve its status as set forth on Section 4.16(c) of the Company Disclosure Letter, in each case, which failure would have a Material Adverse Effect on the Company; or

(u)           authorize, agree or commit to do any of the foregoing.

Notwithstanding any of the foregoing or in any other provisions of this Agreement, nothing contained in this Agreement shall prohibit the Company or any of its Subsidiaries from taking or causing to be taken any action, at any time or from time to time, that in the good faith judgment of the Company is reasonably necessary or appropriate for the Company or any of the Company Subreits to maintain its qualification as a REIT; provided that, prior to taking any such action the Company and its Subsidiaries shall inform Parent in writing of such action and shall consult with and cooperate with Parent in good faith to minimize the adverse effect of such action to the Company and Parent.

Section 6.2            Conduct of Parent and Merger Sub.  Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Mergers set forth in Article VIII becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would reasonably be likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Mergers or the other transactions contemplated by this Agreement or to obtain financing for the Mergers.

Section 6.3            No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries.  Prior to the Effective Time, each of

Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1            Stockholder Meeting; Proxy Material.  (a)  The Company shall (i) duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the approval of the Company Merger and the other transactions contemplated hereby by the stockholders of the Company in accordance with Law as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Company Proxy Statement, (ii) subject to Section 7.4, use all commercially reasonable efforts to solicit the approval of the Company Merger and the other transactions contemplated hereby by the stockholders of the Company and (iii) except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.4, include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the stockholders of the Company approve the Company Merger and other transactions contemplated hereby (the “Recommendation”).  The foregoing sentence notwithstanding, if on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to obtain the Requisite Stockholder Vote, whether or not a quorum is present, the Company may, in its discretion and in consultation with Parent, make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is later than the date that is ten (10) Business Days prior to the End Date.

(b)           In connection with the Company Stockholder Meeting, the Company will (i) as promptly as reasonably practicable but in any event within thirty (30) Business Days after the date hereof, prepare the Company Proxy Statement and file the Company Proxy Statement with the SEC, (ii) as promptly as reasonably practicable, respond to any comments received from the SEC with respect to such filing and provide copies of such comments to Parent and Merger Sub promptly upon receipt, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use commercially reasonable efforts to mail to the stockholders of the Company as promptly as reasonably practicable the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Stockholder Meeting, (v) to the extent required by Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Stockholder Meeting and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Company Stockholder Meeting.  Parent shall reasonably cooperate with the Company in connection with the preparation of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under Law.  The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy

Statement or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to its stockholders.

Section 7.2            Efforts.  (a)  Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under Law to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Mergers and the other transactions contemplated by this Agreement and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations.

(b)           In furtherance and not in limitation of the covenants of the parties contained in Section 7.2(a), each of the parties shall give any notices to third parties, and each of the parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement.  Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings or submissions with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and its Affiliates and any Governmental Authority with respect to this Agreement.  To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the others and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges.  To the extent reasonably practicable, none of the parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other parties reasonable prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)           In connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to the Mergers, the Company or any of its Affiliates shall not pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration or incur any liability to such Person without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(d)           Each of Parent and Merger Sub shall use its reasonable best efforts to cause Partner to effect the Plan Closing as promptly as practicable and in accordance with the Alternative Plan Sponsor Agreement, including by using reasonable best efforts to cause Partner to take all necessary or desirable action to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or desirable to be obtained from any third party and/or any Governmental Authority in order to effect the Plan Closing in accordance with the Alternative Plan Sponsor Agreement.

Section 7.3            Access to Information.  Subject to the restrictions imposed by federal and state securities Laws and other Laws, the Company will provide, will cause its Subsidiaries and its and their respective Representatives to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (a) such access to the offices, properties, Company Facilities, books and records of the Company and its Subsidiaries (so long as such access does not interfere unreasonably with the business or operations of the Company, its Subsidiaries or the Company Facilities) as Parent or Merger Sub reasonably may request and (b) all documents that Parent or Merger Sub reasonably may request.  The foregoing notwithstanding, Parent, Merger Sub and their Representatives shall not have access to any books, records, documents and other information (i) to the extent prohibited by the terms of a confidentiality agreement with a third party, (ii) to the extent that the disclosure thereof would, in the opinion of the Company’s counsel, be reasonably likely to result in the loss of attorney-client privilege (in which case, the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to result in a loss or waiver of privilege) or (iii) to the extent required by Law.  All information exchanged pursuant to this Section 7.3 shall be subject to the Confidentiality Agreement.

Section 7.4            Solicitation.

(a)           Notwithstanding any provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m., New York time, on June 9, 2018 (the “Go-Shop Period End Time”), the Company and its Subsidiaries and their respective Representatives shall have the right to directly or indirectly: (i) solicit, initiate and encourage, whether publicly or otherwise, Acquisition Proposals from any third party, including by way of providing access to non-public information or access to employees or properties pursuant to one or more confidentiality agreements between the Company and such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement (“Acceptable Confidentiality Agreement”) (and to the extent non-public information that has not been made available to Parent is made available to such Person, the Company shall provide or make available such non-public information to Parent substantially concurrent with the time that it is provided to such other Person); and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals with any third party or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations or the making of any Acquisition Proposal from any third party.  Parent shall not, and shall cause each of its Affiliates not to, interfere with or prevent the participation of any Person, including any director, officer or employee of the Company or any of its Subsidiaries and any bank, investment bank or other potential provider of debt or equity financing, in negotiations and discussions permitted by this Section 7.4(a).

(b)           Except as permitted by this Section 7.4, from the Go-Shop Period End Time until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:  (i) solicit, initiate, or knowingly encourage the submission of any proposal that constitutes or could reasonably be expected to result in an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any third-party Person (other than Parent or Merger Sub) in connection with or in response to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to result in an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with a third-party Person (other than Parent or Merger Sub or their respective Representatives) making (or who could reasonably be expected to make) an Acquisition Proposal, (iv) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with a third-party Person relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement if otherwise permitted pursuant to this Section 7.4) or requiring the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement or (vi) resolve or agree to do any of the foregoing; provided, that, the Company and its Representatives may continue to take any of the actions described in clauses (i), (ii) and (iii) above from the Go-Shop Period End Time with respect to any Excluded Party.

(c)           Anything to the contrary contained in Section 7.4(b) notwithstanding, from the Go-Shop Period End Time and prior to obtaining the Requisite Stockholder Vote, the Company, or the Board of Directors of the Company, directly or indirectly through any Representative, may (i) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company or any of its Subsidiaries to, any Person and (ii) engage and participate in discussions and negotiations with any Person, in each case in response to an Acquisition Proposal that the Board of Directors of the Company, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Offer; provided that (A) such Acquisition Proposal did not result from a material breach of this Section 7.4 and such Acquisition Proposal is not withdrawn prior to the taking of such action, (B) the Company provides to Parent the notice required by this Section 7.4(c) with respect to such Acquisition Proposal, and (C) the Company furnishes any non-public information provided to the maker of the Acquisition Proposal only pursuant to an Acceptable Confidentiality Agreement between the Company and such Person and to the extent non-public information that has not been made available to Parent is made available to the maker of the Acquisition Proposal, the Company provides or makes available such non-public information to Parent substantially concurrent with the time that it is provided to such other Person; provided, that, notwithstanding the foregoing, the Company and its Representatives may continue to take any of the actions described in clauses (i) and (ii) above with respect to any Excluded Party without any restrictions or obligations contained in this Section 7.4(c).  Within three (3)

Business Days following the Go-Shop Period End Time, the Company shall advise Parent of any written Acquisition Proposal received during the Go-Shop Period and in respect of which the Company is engaged in ongoing negotiations as of the Go-Shop Period End Time, and from and after the Go-Shop Period End Time, the Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Acquisition Proposal, advise Parent of such Acquisition Proposal (in each case, including providing the identity of the Person making or submitting such Acquisition Proposal and, (i) if the Acquisition Proposal is oral, a reasonably detailed summary of the material terms and conditions thereof or (ii) if the Acquisition Proposal is in writing, a copy of such Acquisition Proposal and any related draft agreements provided to the Company or its Subsidiaries or Representatives).  From and after the Go-Shop Period End Time, the Company shall keep Parent reasonably informed of any change to the material terms and conditions of any such Acquisition Proposal and shall provide, as promptly as reasonably practicable, to Parent (i) if any such change to the material terms and conditions of any such Acquisition Proposal is oral, a detailed summary of such change or (ii) if any such change to the material terms and conditions of any such Acquisition Proposal is in writing, a copy of the so modified Acquisition Proposal and any related draft agreements provided to the Company or its Subsidiaries or Representatives.

(d)           Nothing in this Section 7.4 shall prohibit the Company, or the Board of Directors, directly or indirectly through any Representative, from (i) informing any Person of the restrictions set forth in this Section 7.4, or (ii) disclosing, in the Company Proxy Statement or otherwise, factual information regarding the business, financial condition or results of operations of the Company or its Subsidiaries or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal; provided that, in the case of this clause (ii), the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law.  So long as the Company and its Representatives have otherwise complied with this Section 7.4, none of the foregoing shall prohibit the Company and its Representatives from contacting any Persons or group of Persons that have made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 7.4.

(e)           Except as otherwise provided in this Section 7.4(e), Section 7.4(f) and Section 7.4(g), neither the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Recommendation in a manner adverse to Parent, or (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal (any such action, a “Recommendation Withdrawal”).  Anything in this Agreement to the contrary notwithstanding, with respect to an Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Requisite Stockholder Vote, make a Recommendation Withdrawal and/or terminate this Agreement pursuant to Section 9.1(c)(ii), if:  (i) (A) an Acquisition Proposal (that did not result from a material breach of Section 7.4(b)) is made after the date of this Agreement to the Company by a third party, and such Acquisition Proposal is not withdrawn, and (B) the Company’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior

Offer and that a failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; and (ii) (A) the Company provides Parent a four (4)-Business Day prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 7.4(c), (B) after providing such notice and prior to making such Recommendation Withdrawal in connection with a Superior Offer or taking any action pursuant to Section 9.1(c)(ii) with respect to a Superior Offer, the Company shall negotiate in good faith with Parent during such four (4)-Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Recommendation Withdrawal in connection with a Superior Offer or to take such action pursuant to Section 9.1(c)(ii) in response to a Superior Offer, and (C) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement offered in writing by Parent and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes offered in writing by Parent were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the Person making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 7.4(e), except that the Company’s advance written notice obligation shall be reduced to two (2) Business Days (rather than the four (4)-Business Days otherwise contemplated by this Section 7.4(e)).

(f)            Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder.

(g)           Other than in connection with a Superior Offer (which shall be subject to Section 7.4(e) and shall not be subject to this Section 7.4(g)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company from making a Recommendation Withdrawal in response to an Intervening Event to the extent that the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to effect a Recommendation Withdrawal would be inconsistent with the exercise of its fiduciary obligations under applicable Law; provided, however, that neither the Board of Directors of the Company nor any committee thereof shall take any of the actions set forth in this Section 7.4(g) unless the Company has first complied with the provisions of Section 7.4(e), treating the occurrence of such Intervening Event as if a Superior Offer had been received and after so complying, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that, in light of such Intervening Event, the failure to make a Recommendation Withdrawal would be inconsistent with the exercise of its fiduciary obligations under applicable Law.

(h)           During the period from the Go-Shop Period End Time through the Effective Time, the Company shall not terminate, materially amend or modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent or any Excluded Party).  During such period, the Company agrees to use reasonable best efforts to enforce, to the fullest extent permitted under applicable Law and subject to the fiduciary duties of the Company’s Board of Directors, the provisions of any such agreements, including obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.  Notwithstanding the foregoing, the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this Section 7.4(h), if, in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel of the Company, such action or inaction, as the case may be, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(i)            As used in this Agreement, the term:

(i)            “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement or the Alternative Plan Sponsor Agreement) (I) pursuant to which any Person or group of Persons, other than Parent, Merger Sub or any of their respective Affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, share-exchange, spin-off, asset sale, tender offer, exchange offer, business combination, consolidation or otherwise) businesses or assets of the Company and its Subsidiaries that constitute 25% or more of the assets, revenues or cash flows of the Company and its Subsidiaries, taken as a whole, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, share-exchange, spin-off, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of the outstanding Shares or (II) as a result of which the holders of Shares immediately prior to such transaction or series of related transactions would cease to beneficially own (within the meaning of Section 13 of the Exchange Act) at least 75% of the voting stock or equity interests of any surviving entity or entity that immediately following such transaction or series of transactions owns, together with such entity’s subsidiaries, businesses or assets that immediately prior to such transaction or series or transactions constituted 25% or more of the assets, revenues or cash flows of the Company and its Subsidiaries, taken as a whole (or any direct or indirect parent company of such an entity or any such surviving entity), immediately following such transaction or series of related transactions;

(ii)           “Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the Go-Shop Period End Time constitute at least 50% of the equity financing of such group at all times following the Go-Shop Period End Time and prior to the termination of this Agreement) that submitted to the Company after the date hereof and as of or prior to the Go-Shop Period End Time an Acquisition Proposal or with whom the Company is having ongoing discussions or negotiations as of the Go-Shop Period End Time regarding a potential Acquisition Proposal (or any amendment or modifications thereto) and that the Board of Directors of the Company has determined, in good faith, no later than three (3) Business Days following the Go-Shop Period End Time that such Acquisition Proposal or potential Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer;

(iii)          “Intervening Event” means an event, change, fact, circumstance, occurrence or development (other than an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to result in an Acquisition Proposal) that (A) is material to the Company, (B) was not known to the Board of Directors of the Company as of the date of this Agreement or if known, the magnitude or material consequences of which were not known to or understood by the Board of Directors of the Company as of the date of this Agreement, and (C) becomes known or the material consequences of which become known to or understood by to the Board of Directors of the Company prior to obtaining the Requisite Stockholder Vote; provided that an “Intervening Event” shall not include any event, change or development relating to the announcement or pendency of this Agreement or the transactions contemplated hereby; and

(iv)          “Superior Offer” means a bona fide written Acquisition Proposal (except the references therein to “25%” and “75%” shall be replaced by “50%”), which the Board of Directors of the Company in good faith determines, after consultation with its outside legal counsel and its financial advisor, is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby, taking into account all factors deemed relevant by the Board of Directors of the Company, including timing and likelihood of consummation and any proposal by Parent to amend the terms of this Agreement.

Section 7.5            Director and Officer Liability.  (a)  The Surviving Entity shall, and Parent shall cause the Surviving Entity to, assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company Articles, the Company Bylaws or any indemnification Contract between such Indemnified Party and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Mergers and shall continue in full force and effect in accordance with their terms.  For a period of six (6) years from the Effective Time, Parent and the Surviving Entity shall maintain in effect in the certificate of incorporation and bylaws or similar organizational documents of the Surviving Entity and its Subsidiaries, exculpation, indemnification and advancement of expenses provisions that are no less favorable to the Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ certificate of incorporation, bylaws or similar organizational documents as in effect as of the date hereof or in any indemnification Contracts of the Company or its Subsidiaries with any Indemnified Party as in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.  From and after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.5.

(b)           From and after the Effective Time, Parent shall, and shall cause the Surviving Entity to, indemnify and hold harmless each Person that is an Indemnified Party or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, fiduciary or employee of another Person, against any Damages incurred in connection with any Action arising out of matters existing or occurring at or prior to the Effective Time, including in connection with any actions or omissions taken at the request of Parent, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Law and the Company Certificate of Incorporation or Company Bylaws in effect on the date hereof to indemnify such Person (and Parent shall cause the Surviving Entity to also advance expenses as incurred to the fullest extent permitted under Law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law).

(c)           In the event that Parent, the Surviving Entity or any of their successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall expressly assume the obligations set forth in this Section 7.5.

(d)           For six (6) years after the Effective Time, Parent shall cause the Surviving Entity to maintain in effect the Company’s current directors’ and officers’ liability insurance (or such other insurance that is no less favorable to the Indemnified Parties than the Company’s current directors’ and officers’ liability insurance) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, the Company may, at its election, obtain a “tail” policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; provided, further, that in connection with this Section 7.5(d), neither the Company nor Parent shall pay a one-time premium (in connection with a tail policy described above) in excess of 600% of the current annual premium paid by the Company for directors’ and officers’ liability insurance or be obligated to pay annual premiums (in connection with any other directors’ and officers’ insurance policy described above) in excess of 300% of the current annual premium paid by the Company for directors’ and officers’ liability insurance.  It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company shall obtain the maximum amount of coverage as may be obtained for such amount.

(e)           Parent shall, and shall cause the Surviving Entity to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Person in enforcing the indemnity and other obligations provided in this Section 7.5; provided, however, that such Person provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f)            The provisions of this Section 7.5 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.  Nothing in this Agreement, including this Section 7.5, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to, or in substitution for, any such claims under any such policies.  The provisions of this Section 7.5 shall survive the consummation of the Mergers.

Section 7.6            Takeover Statutes.  The parties shall use all reasonable efforts (a) to take all action necessary so that no takeover statute is or becomes applicable to restrict or prohibit the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such takeover statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such takeover statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.7            Public Announcements.  Except with respect to any Recommendation Withdrawal or any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 7.4, so long as this Agreement is in effect, the parties shall consult with each other before issuing any press release or making any public announcement relating to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement as may be required by Law, court process or any listing agreement with the New York Stock Exchange, shall not issue any such press release or make any such public announcement without the consent of the other parties (not to be unreasonably withheld or delayed).  Parent and the Company agree to issue a mutually acceptable joint press release announcing this Agreement.

Section 7.8            Employee Matters.  (a)  From and after the Effective Time, Parent shall cause the Surviving Entity and all of its Subsidiaries to honor each of the Company Benefit Plans.  Parent shall cause the Surviving Entity and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) either, at Parent’s election, (i) the base salary or wage rate and benefits (not including severance (which is addressed in Section 7.8(c)) or equity-based compensation) that are substantially comparable in the aggregate to the base salary or wage rate and benefits (not including severance or equity-based compensation) that each Current Employee was receiving immediately before the Effective Time or (ii) the same compensation and benefits that are provided by Parent and its Subsidiaries to their similarly situated employees; provided, however, that, nothing in this Section 7.8 shall limit the right of Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations, Company Benefit Plans and Law.

(b)           As of and after the Effective Time, Parent will, or will cause the Surviving Entity to, give each Current Employee full credit for purposes of eligibility to participate, vesting and level of benefits under any Company Benefit Plans or under any employee benefit plan, program, policy or other arrangement of Parent and its Subsidiaries, in each case, which provides benefits to any Current Employees as of and after the Effective Time (each, a “Parent Plan”), for such Current Employee’s service prior to the Effective Time with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Effective Time (other than as would result in a duplication of benefits or for purposes of benefit accrual under any defined benefit pension plan).  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to (i) cause any preexisting condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents to be waived and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c)           For one (1) year following the Effective Time, each Current Employee shall continue to be eligible for severance benefits in amounts and on terms and conditions no less generous than those which applied to such Current Employee under the severance plans, programs, policies, agreements and other arrangements of the Company immediately prior to the Effective Time and as are set forth on Section 7.8(c) of the Company Disclosure Letter.

(d)           If the Effective Time occurs prior to the payment of bonuses for the 2018 calendar year under the Company’s existing annual cash bonus programs (the “Existing Programs”), the Company shall, as of immediately prior to the Effective Time, pay to each Company Employee who is otherwise eligible to earn a cash bonus for calendar year 2018 under the Existing Programs a bonus in an amount equal to the product of (i) such Company Employee’s target-level bonus award under the applicable Existing Program, and (ii) a fraction, the numerator of which is the number of days from and including January 1, 2018 through and including the Closing Date and the denominator of which is 365.

(e)           The provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.  In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Parent, the Surviving Entity or any of their respective Affiliates; (ii) alter or limit the ability of Parent and its Subsidiaries (including, after the Effective Time, the Surviving Entity and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time; or (iii) to confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Parent, the Surviving Entity or any of their respective Subsidiaries (including, following the Effective Time, the Surviving Entity and its Subsidiaries), or constitute or create an employment agreement with any employee.

Section 7.9            Rule 16b-3.  Notwithstanding anything herein to the contrary, prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause disposition of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10          Notification of Certain Matters.  Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the discovery by a party to this Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be likely to cause any of the conditions set forth in Article VIII not to be satisfied prior to the End Date.

Section 7.11          Real Property Leases.  From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will consult with Parent with respect to, and keep Parent reasonably informed of, its communications and negotiations with any lessors under Real Property Leases in connection with (a) obtaining any consent of such parties in connection with the transactions contemplated by this Agreement and (b) amending, waiving, modifying, restating or renegotiating the existing terms of any material Real Property Lease.

Section 7.12          Certain Litigation.  Subject to applicable Law, the Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against the Company or any of its directors by any stockholder of the Company (other than Parent or any of its Affiliates) relating to this Agreement, the Mergers and the transactions contemplated hereby and, unless inconsistent with the fiduciary duties of the Board of Directors of the Company, shall keep Parent reasonably informed regarding any such litigation.  The Company shall not settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) and subject to applicable Law and unless inconsistent with the fiduciary duties of the Board of Directors of the Company, the Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall consider Parent’s views with respect to such Action.

Section 7.13          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Entity of the Shares from the New York Stock Exchange and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.14          Resignation of Directors. Prior to the Effective Time, the Company shall cause each member of the Board of Directors of the Company to execute and deliver a letter effectuating his or her resignation as a director of the Board of Directors of the Company effective immediately prior to, and subject to the occurrence of, the Effective Time.

Section 7.15          Financing and Payoff Documentation; Cooperation.

(a)           Subject to the terms and conditions of this Agreement, Parent and Merger shall (and shall cause their respective Affiliates to) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Financing Letters (including any “flex” provisions related thereto) on or prior to the Closing Date, and shall not, without the Company’s prior written consent, amend, supplement, modify, replace, terminate or agree to any waiver of any provision or remedy under, any Financing Letter if such amendment, supplement, modification, replacement, termination or waiver (i) reduces the aggregate amount of the Debt Financing unless the aggregate amount of the Debt Financing following such reduction, together with other financial resources available to Parent (including amounts funded into an escrow account with release provisions no less favorable in any material respect to Parent and its Affiliates than the conditions precedent set forth in the Financing Commitment Letter), is sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.7(e), (ii) changes the conditions precedent to obtaining the Debt Financing or adds new or additional conditions precedent to obtaining the Debt Financing (unless such amendment, supplement, modification, termination or waiver results in conditions that are no less favorable in any material respect to Parent and its Affiliates than the conditions in the Financing Commitment Letter immediately prior to such amendment, supplement, modification, termination or waiver) or (iii) could reasonably be expected to (A) delay, prevent or make less likely to occur the Closing, (B) delay, prevent or make less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing), (C) adversely impact the ability of Parent and its Affiliates to enforce their rights against the other parties to the Financing Letters or the definitive agreements with respect thereto or (D) adversely affect the ability of Parent, Merger Sub or any of their Affiliates to timely consummate the transactions contemplated hereby and the Plan Transactions; provided, however, that Parent may amend or replace the Financing Letters to (i) add lenders, arrangers, bookrunners, syndication agents, managers or similar entities who had not executed the Financing Letters as of the date of this Agreement or (ii) implement or exercise any “flex” provisions provided in the Financing Fee Letter as in effect on the date hereof.  Parent and Merger Sub shall keep the Company reasonably informed, on a reasonably current basis, as to the status of the Debt Financing and promptly deliver to the Company copies of any amendment, supplement, replacement, modification, waiver, withdrawal, repudiation or termination of any of the Financing Letters.  Parent and Merger Sub shall (and shall cause their respective Affiliates to) use their reasonable best efforts to (I) maintain in effect the Financing Letters and comply with their respective obligations thereunder (including by paying, or causing to be paid, all fees and other amounts that become due and payable under the Financing Letters) except to the extent (A) there is a reduction of commitments in accordance with the terms thereof, (B) any of the commitments under the Financing Letters are replaced with Definitive Financing Agreements or (C) there is an amendment, supplement, modification, replacement, termination or waiver in accordance with this Section 7.15(a), Section 7.15(b) or Section 7.15(c), (II) satisfy and cause each of its Affiliates to satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions to the Debt Financing that are within Parent and its Affiliates’ control, (III) negotiate, enter into and deliver definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions contained in the Financing Letters (including any “flex” provisions contained therein) so that such agreements are in effect no later than the Closing and (IV) draw the Debt Financing in full to the extent the proceeds thereof are required to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.7(e).

(b)           Notwithstanding any other provision of this Agreement, Parent may substitute the cash proceeds received by Parent or a wholly owned Subsidiary of Parent (to the extent segregated and limited in use to the consummation of the transactions contemplated by this Agreement, or funded into an escrow account with release provisions no less favorable to Parent in any material respect than the conditions precedent set forth in the Financing Letters) from consummated debt or equity offerings or asset sales for all or any portion of the Debt Financing by reducing commitments under the Financing Commitment Letters; provided, that the aggregate amount of the Debt Financing following such reduction, together with other financial resources available to Parent (including amounts funded into an escrow account with release provisions no less favorable in any material respect to Parent than the conditions precedent set forth in the Financing Commitment Letters), is sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.7(e).  If funds in the amounts set forth in the Financing Letters, or any portion thereof, become unavailable, such that Parent does not have financial resources sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.7(e), Parent and Merger Sub shall (and shall cause their respective Affiliates to) as promptly as practicable following the occurrence of such event to (x) notify the Company in writing thereof, (y) use reasonable best efforts to obtain substitute financing (on terms and conditions that are not less favorable to Parent in any respect than the terms and conditions as set forth in the Financing Letters, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the transactions contemplated hereby and make the payments referred to in Section 5.7(e) (the “Substitute Financing”) and (z) use reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing”.

(c)           Notwithstanding any other provision in this Agreement, Parent may substitute commitments in respect of other financing from the same and/or alternative third-party financing sources for all or any portion of the Debt Financing so long as (x) all conditions precedent to the availability of such financing have been satisfied or are no less favorable in any material respect to Parent and its Affiliates than the conditions precedent set forth in the Financing Commitment Letter, (y) the aggregate amount of the Debt Financing is not reduced as a result of such substitution if, as a result of such reduction, such reduced amount would not be sufficient, together with other financial resources available to Parent, to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 5.7(e) and (z) such commitment otherwise complies with Section 7.15(a) (any such financing, a “Replacement Commitment”).  In the event that any new commitment letters and/or fee letters are entered into in accordance with any amendment, supplement, replacement, modification or waiver of the Financing Letters permitted pursuant to Section 7.15(a), any Substitute Financing or any Replacement Commitment, (1) any such new commitment letters shall be deemed to be a part of the “Financing Commitment Letter, (2) any such new fee letters shall be deemed to be a part of the “Financing Fee Letter”, (3) any such new commitment letters and fee letters shall be deemed to be part of the “Financing Letters” and (4) any financing to be incurred pursuant thereto shall be a part of the “Debt Financing”.

(d)           The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, use reasonable best efforts to provide to Parent such customary cooperation as may be reasonably requested by Parent to assist Parent in arranging, obtaining and syndicating the Debt Financing, in connection with the transactions contemplated by this Agreement, or in filing or maintaining registration statements of Parent on Form S-3, including:

(i)            using reasonable best efforts to furnish Parent, within a reasonable amount of time following Parent’s reasonable request, with information available to the Company relating to the Company and its Subsidiaries required to consummate the Debt Financing or required to file or maintain registration statements of Parent on Form S-3, and providing reasonable assistance to Parent with Parent’s preparation of pro forma financial information and projections required to consummate the Debt Financing or required to file or maintain registration statements of Parent on Form S-3 and, upon reasonable notice and at mutually agreeable dates and times, participating in a reasonable number of diligence sessions with proposed lenders, underwriters, initial purchasers, placement agents or rating agencies; and

(ii)           request the Company’s independent accountants to provide assistance and cooperation to Parent with respect to maintaining registration statements of Parent on Form S-3, including requesting their participation in drafting sessions and accounting due diligence sessions, requesting them to agree that Parent may use their audit reports on the consolidated financial statements of the Company in offering documents, registration statements and similar documents (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC) customarily required in any filings made with the SEC pursuant to applicable Law or to file or maintain registration statements of Parent on Form S-3, and requesting them to provide customary comfort letters, in each case, on customary terms and consistent with their customary practice.

(e)           Notwithstanding anything to the contrary contained in this Agreement (including Section 7.15(d)): (i) nothing in this Agreement (including Section 7.15(d)) shall require any such cooperation to the extent that it would (A) require the Company or any of its Subsidiaries to pay any commitment or other fees, reimburse any expenses, otherwise incur any liabilities or give any indemnities or provide any security prior to the Closing, (B) unreasonably interfere with the ongoing business or operations of the Company and/or its Subsidiaries, (C) require the Company or any of its subsidiaries to enter into any agreement or other documentation or agree to any change or modification of any existing agreement or other documentation, (D) require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to pass resolutions or consents or otherwise approve or authorize the Debt Financing, (E) cause any representation, warranty covenant or other obligation in this Agreement, the Plan Sponsor Agreement or any other document related to the transactions contemplated by this Agreement or the Plan Transactions to be breached by the Company or any of its Subsidiaries, (F) reasonably be expected to cause the Company, any of its Subsidiaries or any Representative or equityholder of any of the foregoing to incur any personal liability, (G) reasonably be expected to conflict with, result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of its Subsidiaries are a party, the organizational documents of the Company or any of its Subsidiaries or any Laws, (H) provide access to or require the disclosure of any information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client or other legal privilege of the Company or any of its Subsidiaries or (I) require the preparation of any audited financial statements or any other financial statements or information that are not available to the Company and its Subsidiaries and prepared in the ordinary course of the Company’s financial reporting practice and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing.

(f)            Parent and Merger Sub shall (i) promptly upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company, any of its Subsidiaries or any of its or their Representatives in connection with any cooperation contemplated by this Section 7.15 and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable and documented out-of-pocket attorneys’ fees) or settlement payment incurred as a result of, or in connection with, such cooperation or the Debt Financing, except to the extent arising out of gross negligence or willful misconduct of the Company.

(g)           Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that their respective obligations under this Agreement are not in any way subject to the receipt or availability of any funds or financing by Parent, Merger Sub or any of their Affiliates (including the Debt Financing) for the consummation of the transactions contemplated by this Agreement or the Plan Transactions.  Notwithstanding anything to the contrary in this Agreement, (i) the parties hereto acknowledge and agree that the provisions contained in Section 7.15 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent, Merger Sub or any of their Affiliates with respect to the transactions contemplated by this Agreement and the Plan Transactions and no other provision of this Agreement shall be deemed to expand such obligations, and (ii) the failure of the Company, any of its Subsidiaries or any of their respective Representatives to comply with the provisions set forth in this Section 7.15 shall not be taken into account with respect to whether any condition to the Closing set forth in this Agreement shall have been satisfied.

(h)           The Company hereby consents to the use of the trademarks and logos of the Company and its Subsidiaries in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(i)            Treatment of Company Indebtedness.

(i)            The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by the Parent, that are reasonably necessary to facilitate the termination at the Effective Time of all commitments in respect of the Company Credit Facilities, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent (x) at least seven (7) Business Days prior to the Closing Date, a draft payoff letter with respect to the Company Credit Facilities and (y) at least one (1) Business Days prior to the Closing Date, an executed payoff letter with respect to the Company Credit Facilities (the “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Company Credit Facilities relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter, be released and terminated. The obligations of the Company pursuant to this Section 7.15(i)(i) shall be subject to Parent and Merger Sub providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time.

(ii)           With respect to the Senior Notes, if requested by Parent in writing no later than five (5) Business Days prior to the Closing Date, in lieu of commencing a Debt Offer (as defined below) for the Senior Notes (or in addition thereto), the Company shall, to the extent permitted by the Existing Senior Notes Indenture, use commercially reasonable efforts to (A) issue a notice of redemption providing for the redemption no sooner than the Closing Date of all of the outstanding aggregate principal amount of the Senior Notes in accordance with Article Three of the Existing Senior Notes Indenture and (B) take any actions reasonably requested by Parent that are reasonably necessary to facilitate the defeasance, satisfaction and/or discharge of the Senior Notes in accordance with Article Three of the Existing Senior Notes Indenture; provided, that prior to the Company being required to take any of the actions described in clause (A) or (B) above that cannot be conditioned upon the occurrence of the Closing, Parent shall have irrevocably deposited with the trustee under the Existing Senior Notes Indenture sufficient funds to effect such redemption or satisfaction and discharge; provided further, that Parent’s counsel shall provide all legal opinions required in connection with any such redemption or satisfaction and discharge.

(iii)          Parent will be permitted to commence and conduct offers to purchase or exchange, and conduct consent solicitations with respect to, any or all of the outstanding Senior Notes on such terms and conditions, including pricing terms and amendments to the terms and provisions of the Existing Senior Notes Indenture, that are specified, from time to time, by Parent and reasonably acceptable to the Company (each, a

“Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Senior Notes, the Existing Senior Notes Indenture and applicable Law, including SEC rules and regulations; provided, that any such Debt Offer shall be consummated substantially simultaneously with or after the Closing (and shall be expressly conditioned on the Closing) solely using funds provided by Parent.  The Company shall not be required to take any action in respect of any Debt Offer, or to execute or deliver any document in connection therewith (other than the execution of the supplemental indentures relating to any consent solicitation undertaken in connection with a Debt Offer, which supplemental indenture shall not become effective until the Effective Time).  Parent shall provide the Company with a reasonable opportunity to review and comment upon all documentation required in connection with such Debt Offer and shall ensure that all such documentation (and the Debt Offer) shall comply with the requirements of this clause (iii) (collectively, the “Debt Offer Documents”).  Parent shall consult with the Company regarding the timing of any Debt Offer in light of the regular financial reporting schedule of the Company and the requirements of applicable Law.  Subject to the foregoing, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with any Debt Offer; provided, that (1) such cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries, (2) the  closing of any such Debt Offer shall be expressly conditioned on the Closing, (3) such Debt Offer shall be conducted in compliance with applicable Law, including applicable SEC rules and regulations, and the terms and conditions of the Senior Notes and the Existing Senior Notes Indenture, as applicable, and (4) Parent’s counsel shall provide all legal opinions required in connection with any Debt Offer. Notwithstanding anything to the contrary in this Agreement or otherwise, the parties hereto acknowledge and agree  that Parent’ and Merger Sub’s respective obligations under this Agreement are not in any way subject to the consummation of any Debt Offer, a failure to consummate any offer or consent solicitation contemplated by any Debt Offer (as described above) shall not constitute a failure by the Company to satisfy its obligations under this Section 7.15(i)(iii) and the failure of the Company, any of its Subsidiaries or any of their respective Representatives to comply with the provisions set forth in Section 7.15(i)(iii) shall not be taken into account with respect to whether any condition to the Closing set forth in this Agreement shall have been satisfied.

(iv)          Following the commencement of any Debt Offer, Parent shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of such Debt Offer, unless such change is previously approved by the Company in writing (such approval not to be unreasonably withheld or delayed) or Parent reasonably determines, after consultation with its outside legal counsel, that such change is required by applicable Law or the terms and conditions of the Senior Notes or the Existing Senior Notes Indenture.

(v)           Parent shall keep the Company reasonably informed, on a current basis, as to the status of communications with the holders of the Senior Notes in connection with any Debt Offer.

Section 7.16          Alternative Plan Sponsor Agreement.  Parent hereby agrees to be jointly and severally responsible for the performance and compliance by Partner and its Affiliates with the covenants and agreements set forth in the Alternative Plan Sponsor Agreement, and Parent shall be liable to, and shall indemnify, the Company for any liability or Damages incurred or suffered by the Company or any of its Affiliates or stockholders arising out of, relating to, or in connection with the failure of Partner or any of its Affiliates to perform or comply with the covenants and agreements set forth in the Alternative Plan Sponsor Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGERS

Section 8.1            Conditions to the Obligations of Each Party.  The obligations of the Company, the Company Subreits, TRS LLC, Parent and Merger Sub to consummate the Mergers are subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) of the following conditions:

(a)           Stockholder Approval.  The Requisite Stockholder Vote shall have been obtained.

(b)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect that prohibits, restrains or renders illegal the consummation of the Mergers; provided that a party shall not be entitled to assert the failure of this condition if such party has not used the efforts and performed the other obligations required of such party under Section 7.2.

(c)           Plan Closing.  The Plan Closing shall have occurred.

Section 8.2            Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Law, waiver by Parent) of the following further conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all material respects, (ii) the representations and warranties of the Company set forth in Section 4.5(b) shall be true and correct in all respects (except for de minimis errors), (iii) the representations and warranties of the Company set forth in Section 4.9(b) and Section 4.9(c) shall be true and correct in all respects and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (iv), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  Each of the Company, the Company Subreits and TRS LLC shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Effective Time.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)           REIT Opinion.  The Company shall have received a written opinion of Sullivan & Cromwell LLP, substantially in the form attached as Exhibit A to the Company Disclosure Letter (or other nationally recognized tax counsel to the Company reasonably acceptable to Parent), in each case, dated as of the Closing Date, which opinion concludes (subject to customary assumptions, qualifications, representations, including representations made by the Company and its Subsidiaries either (i) substantially in the form of the Representation Letter attached as Exhibit B to the Company Disclosure Letter or, (ii) otherwise reasonably acceptable to Parent) that the Company and each Company Subreit has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for all taxable periods commencing with their Initial REIT Year and through the Effective Time (assuming, for purposes of such opinion, that the final taxable year of the Company and each Company Subreit ended as of the Closing Date).

Section 8.3            Conditions to the Obligations of the Company.  The obligations of the Company, the Company Subreits and TRS LLC to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) of the following further conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2 shall be true and correct in all material respects, and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (ii), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Effective Time.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

ARTICLE IX

TERMINATION

Section 9.1            Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (any prior approval of this Agreement by the stockholders of the Company notwithstanding):

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent, if:

(i)            the Effective Time shall not have occurred on or before 11:59 pm, New York City time, on October 15, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform in all material respects or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 7.2;

(ii)           any Restraint having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to a party if such Restraint shall be due to the failure of such party to perform in all material respects or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 7.2; or

(iii)          this Agreement shall have been voted upon at the Company Stockholder Meeting (including any adjournment thereof), such Company Stockholder Meeting shall have been completed, and the stockholders of the Company shall have failed to approve the Merger by the Requisite Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to the Company where the failure to obtain the Requisite Stockholder Vote is caused by any action or failure to act of the Company that constitutes a material breach of this Agreement; or

(c)           by the Company, if:

(i)            a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to Parent (or, if less, the number of calendar days until the Business Day immediately preceding the End Date);

(ii)           at any time on or after the date of this Agreement and prior to obtaining the Requisite Stockholder Vote, in order to enter into a definitive agreement with respect to a Superior Offer; provided, however, that the Company shall have complied in all material respects with its obligations under Section 7.4, and shall have, concurrently with such termination, paid to Parent the Termination Fee pursuant to Section 9.2(a);

(iii)          (x) by the close of business on the date that is 65 days from the date of this Agreement, the Bankruptcy Court has not entered the Confirmation Order or (y) the condition set forth in Section 8.1(c) has not been satisfied or waived on or before 11:59 pm, New York City time, on October 12, 2018; provided, that the Company may not exercise the termination right pursuant to this clause (y) if (1) any condition set forth in Section 8.1(a), Section 8.1(b) and Section 8.2 is not satisfied or capable of being satisfied on such date or (2) the failure of the condition set forth in Section 8.1(c) to be satisfied by such date was primarily caused by the failure of the Company or any of its Subsidiaries to perform in all material respects or comply in all material respects with the covenants and agreements set forth in the Alternative Plan Sponsor Agreement and required to be performed or complied with by the Company or any of its Subsidiaries;

(iv)          any Restraint is in effect and shall have become final and nonappealable that prohibits, restrains or renders illegal the Plan Closing in accordance with the Alternative Plan Sponsor Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c)(iv) shall not be available to the Company if such Restraint shall have been primarily caused by the failure of the Company or its Subsidiaries to perform in all material respects or comply in all material respects with the covenants and agreements set forth in the Alternative Plan Sponsor Agreement and required to be performed or complied with by the Company or any of its Subsidiaries; or

(v)           the Alternative Plan Sponsor Agreement has been terminated, unless the breach of any provision of the Alternative Plan Sponsor Agreement by the Company or any of its Subsidiaries is the primary cause of the termination of the Alternative Plan Sponsor Agreement; or

(d)           by Parent or Merger Sub, if:

(i)            a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to the Company (or, if less, the number of calendar days until the Business Day immediately preceding the End Date);

(ii)           at any time on or after the date of this Agreement and prior to obtaining the Requisite Stockholder Vote, a Recommendation Withdrawal has occurred;

(iii)          the Company or any of its Subsidiaries shall have committed a Willful Breach of its obligations under Section 7.4, other than in the case where

(A) (x) such Willful Breach is the result of an isolated action by a person that is a Representative of the Company (other than a director or senior officer of the Company) without Knowledge of or consent by the Company prior to such action, and is not any other action by the Company or any of its Subsidiaries, or (y) such Willful Breach was not caused by the Company, was not the result of an action taken by the Company and was not within the Knowledge of the Company, and in the case of clauses (x) and (y), the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof, or (B) Parent is not harmed in any material respect as a result thereof; or

(iv)          any Restraint is in effect and shall have become final and nonappealable that prohibits, restrains or renders illegal the Plan Closing in accordance with the Alternative Plan Sponsor Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d)(iv) shall only be available to Parent or Merger Sub if such Restraint shall have been primarily caused by the failure of the Company or any of its Subsidiaries to perform in all material respects or comply in all material respects with the covenants and agreements of set forth in the Alternative Plan Sponsor Agreement and required to be performed or complied with by the Company or any of its Subsidiaries; or

(v)           the Alternative Plan Sponsor Agreement has been terminated (other than as a result of the termination of this Agreement pursuant to Section 9.1(a), (b) or (c)) and the breach of any provision of the Alternative Plan Sponsor Agreement by the Company or any of its Subsidiaries is the primary cause of the termination of the Alternative Plan Sponsor Agreement.

Section 9.2            Termination Fee and Reverse Termination Fee.  (a)  In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii), then the Company shall pay to Parent the Termination Fee concurrently with any such termination.

(b)           In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) and the Company is not entitled to terminate this Agreement pursuant to Section 9.1(c)(i), or (ii) this Agreement is terminated by Parent pursuant to Section 9.1(d)(iii) and the Company is not entitled to terminate this Agreement pursuant to Section 9.1(c)(i), then the Company shall pay to Parent the Termination Fee within three (3) Business Days after the date of termination.

(c)           In the event that all of the following occur:  (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii) or Section 9.1(d)(i) (in connection with a Willful Breach of the Company’s covenants in Section 7.1(a)), (ii) at any time after the date of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced and such Acquisition Proposal is not withdrawn or terminated at least five (5) Business Days prior to the Company Stockholder Meeting, and (iii) within nine (9) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (with references to “25%” and “75%” in such definition replaced with “50%”), then the Company shall pay to Parent the Termination Fee, within three (3) Business Days following the earlier of the execution of such agreement or consummation of such Acquisition Proposal.

(d)           In the event that this Agreement is terminated by (i) the Company pursuant to Section 9.1(c)(iii), Section 9.1(c)(iv) or Section 9.1(c)(v) or (ii) the Company or Parent pursuant to Section 9.1(b)(i) if (in the case of this clause (ii)) at the time of such termination the Company could have terminated this Agreement pursuant to Section 9.1(c)(iii), then Parent shall pay to the Company the Reverse Termination Fee, within three (3) Business Days following the date of such termination.

(e)           Any amount that becomes payable pursuant to Section 9.2(a), Section 9.2(b) or Section 9.2(c) shall be paid by wire transfer of immediately available funds to an account designated by Parent.  Any amount that becomes payable pursuant to Section 9.2(d) shall be paid by wire transfer of immediately available funds to an account designated by the Company.

(f)            Subject to Section 9.3, upon payment of the Termination Fee or the Reverse Termination Fee pursuant to this Section 9.2, the Company or its Affiliates (in the case of the payment of the Termination Fee) or Parent or its Affiliates or the Financing Source Parties (in the case of payment of the Reverse Termination Fee) shall have no further liability with respect to this Agreement or the transactions contemplated hereby; provided, that nothing in this Section 9.2(f) shall relieve Parent of its obligations pursuant to Section 7.16.  Notwithstanding anything to the contrary herein, nothing in this Agreement shall relieve any party to the Alternative Plan Sponsor Agreement for any liability for any breach of the Alternative Plan Sponsor Agreement.  The parties acknowledge and agree that in no event shall the Company be required to pay the Termination Fee or Parent be required to pay the Reverse Termination Fee on more than one occasion.  In addition, the parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty.  If the Company fails to pay the Termination Fee or Parent fails to pay the Reverse Termination Fee when due, the Company or Parent, as applicable, shall also pay to Parent or the Company, as applicable, interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

Section 9.3            Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement, other than the last sentence of Section 7.3, Section 7.16, Section 9.2, this Section 9.3 and Article X, which provisions shall survive such termination indefinitely; provided, however, that no such termination shall relieve any party hereto from any liability or Damages incurred or suffered by a party, to the extent such liabilities or Damages were the result of fraud or the willful and material breach by another party of any of its covenants or other agreements set forth in this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1          Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the parties to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 10.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or fax or any other method described in this Section 10.1; or (c) when delivered by a private overnight courier (with confirmation of delivery); in each case to the party to be notified at the following address:

If to Parent or Merger Sub, to:

Welltower Inc.
4500 Dorr Street

Toledo, OH 43615

Attention: General Counsel

Facsimile: (419) 247-2826

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:   Dennis J. Friedman, Esq.

Facsimile:  (212) 351-4035

Email:        dfriedman@gibsondunn.com

and

Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio  43604
Attention:  James I. Rothschild, Esq.

Facsimile:  (419) 241-6894
Email:        jrothschild@slk-law.com

If to the Company, to:

Quality Care Properties, Inc.
7315 Wisconsin Avenue, Suite 550 East
Bethesda, Maryland 20814

Attention: Mark S. Ordan

Facsimile: (240) 254-3557

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:            Adam O. Emmerich, Esq.

David K. Lam, Esq.

Facsimile:            (212) 403-2000

Email:                  aoemmerich@wlrk.com

dklam@wlrk.com

or such other address as any party may hereafter specify by written notice to the other parties hereto.

Section 10.2          Survival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.

Section 10.3          Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that fees and expenses in connection with the printing, filing and mailing of the Company Proxy Statement (including applicable SEC filing fees) shall be borne equally by the Company and Parent.

Section 10.4          Amendment.  This Agreement may not be amended by the parties hereto except by action authorized by the respective Boards of Directors of Parent and the Company at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which under Law requires the further approval of the stockholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.5          Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.  Notwithstanding anything to the contrary in this Section 10.5 or elsewhere in this Agreement, this Section 10.5, the second sentence of Section 10.7, Section 10.10(z) and Section 10.11(c) (and any definition set forth in, or other provision of, this Agreement to the extent that an amendment or modification of such definition or other provision would amend or modify the substance of any of the foregoing provisions) may not be amended or modified in a manner that would be adverse to any Financing

Source Parties (in their respective capacities as such) without the prior written consent of such Financing Source Parties.

Section 10.6          Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 10.7          Governing Law.  This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to any choice or conflicts of laws principles thereof that would cause the application of the laws of any jurisdiction other than the State of Maryland.  Notwithstanding anything to the contrary contained in this Agreement, each party hereto: (i) agrees that it will not bring, or support, or permit any of their Affiliates to bring or support, any person, in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Parties in any way relating to this Agreement, the Financing Letters, the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than the federal and New York state courts located in the borough of Manhattan within the city of New York (and any appellate court thereof) and each party hereto hereby submits, for itself and its property, with respect to any such action to the jurisdiction of such courts, (ii) agrees to waive and hereby waives any right to trial by jury in respect of any such action, and (iii) agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Financing Source Parties in any way relating to this Agreement, the Financing Letters, the Debt Financing or the performance thereof or the transactions contemplated hereby or thereby shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules (including conflict of laws rules) to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 10.8          Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf” ) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.9          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 10.10       Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Annexes and Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter), and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) except for (x) Section 2.5(a), Section 2.6 and Section 2.7 (which, from and after the Effective Time, shall be for the benefit of holders of the Merger Shares or Company Equity Awards immediately prior to the Effective Time), (y) Section 7.5 (which from and after the Effective Time shall be for the benefit of the Indemnified Parties) and (z) Section 10.5, the second sentence of Section 10.7, Section 10.10(z) and Section 10.11(c) (which from and after the Effective Time shall be for the benefit of the Financing Source Parties), are not intended to and do not confer upon any Person other than the parties any legal or equitable rights or remedies.  The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement and are for the benefit of the parties to this Agreement.  Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 10.5 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of the risks associated with particular matters regardless of the knowledge of any of the parties to this Agreement.  Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or any other date.

Section 10.11       Jurisdiction; Specific Performance; Waiver of Jury Trial.  (a)  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Circuit Courts of Baltimore City, Maryland or in the United States District Court for the State of Maryland and any appellate court thereof (the “MD Courts”), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 9.2(f).  The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the MD Courts.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10.11, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

(c)           None of the Financing Source Parties will have any liability to the Company or its Affiliates in connection with this Agreement, the Debt Financing, the Financing Letters or the transactions contemplated thereby, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Source Parties in connection with this Agreement, the Debt Financing, the Financing Letters or the transactions contemplated thereby.

Section 10.12       Authorship.  The parties agree that the terms and language of this Agreement are the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.13       Transfer Taxes.  Any and all real property transfer, sales, use, transfer, value added, recording, registration stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne by Parent, Merger Sub and/or the Surviving Entity, as applicable, and expressly shall not be a liability of any holder of Merger Shares, Class A Preferred Stock, or Subsidiary Preferred Interests.  Parent and the Company shall reasonably cooperate to prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any Transfer Taxes that become payable in connection with the transactions contemplated by this Agreement and Parent and the Company shall cooperate in good faith and use commercially reasonable efforts to minimize the amount of Transfer Taxes to the extent permitted by applicable Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

Quality Care Properties, Inc.

By:	/s/ Mark S. Ordan
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer

QCP AL REIT, LLC

By:	/s/ C. Marc Richards
	Name:	C. Marc Richards
	Title:	Chief Financial Officer

QCP SNF West REIT, LLC

By:	/s/ C. Marc Richards
	Name:	C. Marc Richards
	Title:	Chief Financial Officer

QCP SNF Central REIT, LLC

By:	/s/ C. Marc Richards
	Name:	C. Marc Richards
	Title:	Chief Financial Officer

QCP SNF East, LLC

By:	/s/ C. Marc Richards
	Name:	C. Marc Richards
	Title:	Chief Financial Officer

QCP HoldCo REIT, LLC

By:	/s/ C. Marc Richards
	Name:	C. Marc Richards
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

QCP TRS, LLC

By: Quality Care Properties, Inc., its sole member

By:	/s/ Mark S. Ordan
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Welltower Inc.

By:	/s/ Matthew McQueen
Name: Matthew McQueen
Title: Senior Vice President - General Counsel & Corporate Secretary

Potomac Acquisition LLC

By:	/s/ Matthew McQueen
Name: Matthew McQueen
Title: Senior Vice President - General Counsel & Corporate Secretary

[Signature Page to Agreement and Plan of Merger]